FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Summary of Minutes of the 372nd meeting of the Board of Directors, January 25, 2006

2.	Extract from Minutes of the 376th Meeting of the Board of Directors, February 23, 2006

3.	Extract from Minutes of the 377th Meeting of the Board of Directors, March 7-8, 2006

4.	Extract from Minutes of the 379th Meeting of the Board of Directors, March 28, 2006

5.	Meeting of the Board of Directors—Decisions—June 20, 2006

6.	Meeting of the Board of Directors—Decisions—June 29, 2006

7.	Notice to Stockholders, June 29, 2006

8.	Calendar of Corporate Events - 2006

9.	“Financial Management” Presentation—May 2006

10.	“Acquisition of Assets, Growth While Adding Value” Presentation—May 29, 2006

11.	“The CEMIG-SOX Project, Adaptation to Sections 302 and 404 of the Sarbanes-Oxley Law” Presentation—May, 29, 2006

12.	“1Q 2006 Financial Statements” Presentation—May 29, 2006

13.	“Ready to Grow” Presentation

14.	“Expansion of Generation and Transmission” Presentation—May 29, 2006

15.	“Management Model Focused on Strategy” Presentation—May 29, 2006

16.	“The Environment, Policy and Actions” Presentation—May 29, 2006

17.	“The ‘Light For Everyone’ Program” Presentation—May 29, 2006

18.	“Cemig Geração E Transmissão S.A.” Presentation—May 29, 2006

19.	“Corporate Risk Management” Presentation—May 2006

2

[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
Listed Company—CNPJ 17.155.730/0001-64

Summary of Minutes of the 372nd meeting of the Board of Directors.

Date, time, place:                                                   January 25, 2006, 9 am, at the head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:

Chairman:                                     Wilson Nélio Brumer

Secretary:                                      Anamaria Pugedo Frade Barros.

Summary of events

I -                                     The Board approved:

a)                                      giving of a guarantee by Cemig for

the first issue of non-convertible debentures of Cemig GT, in which 62,500 debentures will be issued, made up of 31,250 of the first series and 31,250 of the second series, the first maturing November 1, 2009, the second maturing November 1, 2011, with par (nominal) value equivalent to the updated nominal value of the debentures of the first issue of Cemig;

and for

the first issue of non-convertible debentures of Cemig D, in which 23,042 debentures will be issued, with final maturity on the first business day of June 2014, with nominal value equivalent to the updated nominal value of the debentures of the third issue of Cemig, binding Cemig, as joint and principal payer of all the obligations arising from the deed of the first issue of debentures of Cemig GT and from the deed of the first issue of debentures of Cemig D, until their final settlement, with express waiver of the benefits provided by Articles 366, 827, 834, 835, 837, 838 and 839 of Law 10406/2002, and Articles 77 and 595 of Law 5869/1973, for the obligations assumed in the respective Issue Deeds.

The guarantee is provided by Cemig irrevocably and shall remain in force up to the complete compliance, by Cemig GT and Cemig D, of all the obligations specified in the respective Issue Deeds;

and

b)                                      The Minutes of this meeting.

II -                                 The Board of Directors authorized the Executive Board to carry out all the acts necessary for making effective the guarantee referred to in sub-item “a” of item I above, conducting negotiations and authorizing the signing of the necessary contracts for them to become valid, including the respective Issue Deeds, in such a way that the guarantee shall remain in effect, valid and efficacious until such time as all the obligations to be assumed by Cemig GT and Cemig D are not yet fulfilled.

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III -                             Withdrawal from the agenda of the matter relating to the authorization for the opening of administrative tender proceedings and for the making of the purchases and hiring of the services necessary for the implementation of the institutional plan of action for compliance with the new Regulatory Rule (NR) No. 10—Safety in Electricity Facilities and Services.

IV-                                The third and last part of the development program seminar for the Board of Directors and the Executive Board, developed by the Dom Cabral Foundation, was held.

V-                                    The following made comments on general matters and business of interest to the Company:

The Vice-Chairman;

Board members:           Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa and Antônio Renato do Nascimento.

Director:                                                  Flávio Decat de Moura.

Assistant:                                         João Batista Zolini Carneiro.

The following were present:

Board members:           Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Antônio Renato do Nascimento, Eduardo Lery Vieira, Francisco Sales Dias Horta, Fernando Lage de Melo, Franklin Moreira Gonçalves, Luiz Henrique de Castro Carvalho.

Directors:                                            Celso Ferreira, Elmar de Oliveira Santana, Flávio Decat de Moura, Heleni de Mello Fonseca, José Maria de Macedo.

Assistant:                                         João Batista Zolini Carneiro.

Secretary:                                           Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4

[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
Listed Company—CNPJ 17.155.730/0001-64

Extracts from the Minutes of the 376th meeting of the Board of Directors.

Date, time, place:                                                      Begun February 23, 2006 at 12 noon, resumed February 23, 2006 at 9 am at the head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:

Chairman:            Wilson Nélio Brumer

Secretary:             Anamaria Pugedo Frade Barros.

Summary of events:

I -                                     The Board approved the Minutes of this meeting.

II-                                    The Board authorized:

a)                                      provision of a corporate guarantee by Cemig, valid to May 19, 2008, in relation to the Agency Contract for Payment and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., with Cemig, AES Força Empreendimentos Ltda. and Unibanco as consenting parties;

b)                                     signing of the First Amendment to the Financing Contracts to substitute the guarantees and obligations mentioned in sub-item “a” of item II, above, contained in the said Agency Contract for Payment and Assumption of Debt and other guarantee contracts, to rescind the private instrument of pledge of revenues, to exclude all mentions of the guarantees substituted in the Financing Contracts and to effect the substitution and assumption of liabilities of AES Força Empreendimentos Ltda. by Cemig in the ambit of the Financing Contracts, as a result of the disposal of the shares; and

c)                                      participation of Cemig in the competitive tender for concession for public electricity transmission service, including construction, operation and maintenance of the transmission installations of the 1,200 kV El Rodeo—Chena transmission line of the trunk transmission system of the Central Chilean grid, being held by the Chilean Grid Load Dispatch System (CDEC), a body controlled by the Mining Ministry of Chile, subject, among others, to the following conditions and procedures:

•                                          The participation will be jointly with Companhia Técnica de Engenharia Elétrica—Alusa, with the following participation percentages: Cemig: 49%, Alusa: 51%.

•                                          If the consortium consisting of Cemig and Alusa is declared the winner of the bid in accordance with the tender announcement, a special-purpose company (SPC) shall be constituted in Chile to execute the project and operate the concession.

•                                          If the consortium is declared winner, the final conditions of modeling of the project shall be presented to the Executive Board and to the Board of Directors as

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soon as the award of the concession of the transmission line is made, for decision on the stake of Cemig in the undertaking.

•                                          Cemig may exercise the right to withdraw from the SPC, without any charge and with restitution of amounts already invested, if the final assessment of the project, which shall take into account all the final conditions, costs and parameters and the revenue offered, does not reach the expected minimum profitability.

III -                             The following made comments on general matters and business of interest to the Company:

The Vice-Chairman

Board members:           Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva.

Directors:                                            Celso Ferreira and Flávio Decat de Moura.

The following were present:

Board members:           Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva, Guy Maria Villela Paschoal and Fernando Lage de Melo;

Directors:                                            Celso Ferreira, Flávio Decat de Moura;

Secretary:                                           Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6

[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—Cemig
Listed Company—CNPJ 17.155.730/0001-64

Extract from Minutes of the 377th meeting of the Board of Directors.

Date, time, place:   Begun March 7, 2006 at 9 am, resumed March 8, 2006 at 10 am at the head office, Av. Barbacena 1200, 18th floor, in Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:

Chairman:                                     Wilson Nélio Brumer

Secretary:                                      Anamaria Pugedo Frade Barros.

Summary of events:

I -                                     The Board approved:

a)                                      the proposal of the Board member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Annual General Meeting to be held on April 28, 2006, and if there is not the minimum obligatory quorum, the Chairman may proceed to second calling of the stockholders in the legal period; and

b)                                     the Minutes of this meeting.

II -                                 The Board approved and submitted to the consideration of the Annual General Meeting the Report of Management, the financial statements for the year of 2005 and the respective complementary documents.

III -                             The Board authorized:

a)                                      signing of the First Amendment to the Contract to Assume Debt with Fundação Forluminas de Seguridade Social—Forluz, with Companhia Energética de Minas Gerais—Cemig, Cemig Distribuição S.A.—Cemig D and Cemig Geração e Transmissão S.A.—Cemig GT, for the purpose of absorbing the utilization of the technical surplus of Balances Plan (A) in relation to Forluz, the Companies having the following attributions:

•                                          full quittance of the Opening Contract for Migration from the BD Plan to the Mixed Plan (Plan A); and

•                                          partial amortization of the debtor balance of the Contract for Coverage of the Initial Deficit of Plan A.

As a result of the alteration of the debtor balance of these contracts, the monthly installments shall be recalculated, based on the amortization period in force up to October 30, 2017, in 142 installments. The Company shall calculate a mutual settlement of accounts, to correct any differences in the payment of the installments of the said contracts, between December 31, 2005 and the date of signature of the Amendment;

b)                                     payment, on a date to be set by the Executive Board, of complementary dividends in the amount of R$ 76,500, in such a way as to ensure that those stockholders whose names are on the Nominal Share Register on June 10, 2004, September 9, 2004, December 10, 2004 and

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January 10, 2005 shall equitably receive the obligatory minimum dividends, as approved by the Annual General Meeting of April 29, 2005;

c)                                      entering into a Memorandum of Agreement between Companhia Energética de Minas Gerais, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Latin America Power Fund Ltd., establishing the relationship between the parties in relation to the proposal of a binding bid for the acquisition of the stake of EDF International S.A. in the company Light S.A. and the signing of a Stockholders’ Agreement;

d)                                     presentation to Citibank Global Markets Inc. of a binding bid for the acquisition, by Cemig, jointly with Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Latin America Power Fund Ltd., of up to 100% of the shares held by EDF International S.A. in the company Light S.A., corresponding to 89.6% total capital of the company. The binding bid to be presented shall obey the Economic-financial Valuation Opinion carried out by the financial advisers Banco Itaú BBA S.A. and Bassini Playfair Wright (BPW). The valuation was prepared after the realization of detailed due diligence on the assets of Light by the advisers Hirashima & Associados Ltda. (accounting and fiscal), Arcadis Logos/Abdo & Associados (technical and commercial advisors), Motta, Fernandes Rocha Associados Advogados (legal advisors) and Towers Perrin (Actuarial). The value of the bid shall be correspondent to the stake of Cemig, that is to say, 25%. The participation of Cemig in the assets shall take place through the special purpose company denominated Rio Minas Energia Participações S.A.—RME;

e)                                      re-ratification of CRCA-070/2005, to authorize the constitution of a special-purpose company (SPC), to be named Rio Minas Energia Participações S.A., which shall have as partners Companhia Energética de Minas Gerais, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Latin America Power Fund Ltd., with participation of 25% each, in the registered capital;

f)                                        entering into the Stockholders’ Agreement of Rio Minas Energia Participações S.A., between Companhia Energética de Minas Gerais, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Latin America Power Fund Ltd.; and

g)                                     signing of the Agreement for Transfer of Generation Assets and Option to Acquire Shares, between Companhia Energética de Minas Gerais, Andrade Gutierrez Concessões S.A., J.L.A. Participações S.A. and Pactual Latin America Power Fund Ltd..

IV -                             The Council proposed to the Annual General Meeting that the net profit of the 2005 business year, in the amount of R$ 2,003,399,000 should be allocated as follows:

1-                                      R$ 100,170,000, being 5% of the net profit, to the Legal Reserve, in accordance with subclause “a” of the sole sub-paragraph of Article 28 of the Bylaws.

2-                                      R$ 383,351,000 to the Retained Earnings Reserve, for application of fixed and working capital, according to the following decisions (amounts in Reais):

-                                            R$ 1,205,000.00 (one million, two hundred and five thousand Reais) as injection of capital into Usina Termelétrica de Barreiro S.A., authorized by CRCA-033/2005, with payment made on June 30, 2005 within the 2005 budget;

8

-                                            R$ 21,885,720.00 (twenty one million, eight hundred and eighty five thousand, seven hundred and twenty Reais) for injection of capital into Transchile Charrua Transmisson S.A., in relation to the Charrua-Nueva Temuco Transmission Line Project in Chile, authorized by CRCA-042/2005, of which R$4,185,720.00 (four million, one hundred and eighty five thousand, seven hundred and twenty Reais) realized on December 27, 2005 within the 2005 budget, and R$17,700,000.00 (seventeen million, seven hundred thousand) already allocated for realization in the 2006 budget;

-                                            R$ 120,298.00 (one hundred and twenty thousand, two hundred and ninety eight Reais) for injection of capital into Cemig Trading S.A., authorized by CRCA-052/2005, realized on November 30, 2005 within the 2005 budget;

-                                            R$ 3,000,000.00 (three million Reais) for injection of capital into the company, to be constituted, Rio Minas Energia S.A., for coverage of costs associated with the economic-financial assessment of Light Serviços de Eletricidade S.A., authorized by CRCA-084/2005, with additional value included in the 2006 budget;

-                                            R$ 2,392,250.00 (two million, three hundred and ninety two thousand, two hundred and fifty Reais) for injection of capital into Companhia Transleste de Transmissão, for the Montes Claros-Irapé Transmission Line Project, authorized by CRCA-085/2005, with payment made on January 4, 2006, with additional value included in the 2006 budget;

-                                            R$ 354,748,000.00 (three hundred fifty four million, seven hundred and forty eight thousand Reais) for application in fixed and working capital, according to the 2006 budget authorized by CRCA-078/2005, being:

A)                                  R$85,653,000.00 (eighty five million, six hundred and fifty three thousand Reais) in injections of capital as follows:

a)                                      R$ 300,000.00 (three hundred thousand Reais) for injection of capital into Usina Termelétrica Barreiro S.A. and execution of the Barreiro Hydroelectric Plant Project;

b)                                     R$ 21,253,000.00 (twenty one million, two hundred and fifty three thousand Reais) for injection of capital into the Cemig Capim Branco Energia S.A. consortium, and execution of the Capim Branco I and Capim Branco II Hydro Plant Projects;

c)                                      R$400,000.00 (four hundred thousand Reais) for injection of capital into Companhia Transudeste de Transmissão and execution of the Itutinga-Juiz de Fora Transmission Line Project;

d)                                     R$19,700,000.00 (nineteen million and seven hundred thousand Reais) for injection of capital into Companhia de Transmissão Centro-Oeste de Minas and execution of the Furnas-Pimenta Transmission Line Project;

e)                                      R$ 800,000.00 (eight hundred thousand Reais) for injection of capital into Companhia Transirapé de Transmissão and execution of the Irapé-Araçuai Transmission Line Project;

f)                                        R$ 7,400,000.00 (seven million, four hundred thousand Reais) for injection of capital into Cemig PCH S.A. and execution of the Pai Joaquim Small Hydro Plant Project;

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g)                                     R$ 10,800,000.00 (ten million, eight hundred thousand Reais) for injection of capital into Empresa de Infovias S.A.;

h)                                     R$ 25,000,000.00 (twenty five million Reais) for injection of capital into Companhia de Gás de Minas Gerais;

B)                                    R$ 1,305,000.00 (one million, three hundred and five thousand Reais) for investments in feasibility studies for acquisition of companies and general equipment and services;

C)                                    R$ 267,790,000.00 (two hundred and sixty seven million, seven hundred and ninety thousand Reais) for application in current funds involving expenses, taxes and service of debt.

3-                                      R$ 1,096,949,000 to be allocated as obligatory dividend, to the company’s stockholders in accordance with sub-clause “b” of the sole sub-paragraph of Article 28 of the Bylaws and the application legislation, being:

3.1-                             R$ 635,000,000 in the form of Interest on Equity, by the following decisions:

-                                            R$ 283,000,000 payable to the stockholders inscribed in the Nominal Share Registry on July 10, 2005, as per CRCA-035/2005;

-                                            R$ 195,000,000, payable to stockholders in the Nominal Share Registry on November 8, 2005, as per CRCA-059/2005;

-                                            R$ 157,000,000, payable to stockholders in the Nominal Share Registry on January 2, 2006, in accordance with CRCA-081/2005;

3.2-                             R$ 461,949,000 in the form of complementary dividends.

4-                                      R$ 422,929,000 to be held in Stockholders’ equity in the Reserve under the Bylaws specified in sub-clause “c” of the sole sub-paragraph of Clause 28 and Clause 30 of the Bylaws. The payments of dividends and Interest on Equity should be made in two installments by June 30, 2006 and December 30, 2006. The payments of the said installments may be brought forward, in accordance with availability of cash and by decision of the Executive Board. Appendix 1 of PRCA-014/2006 provides a summary of the cash budget of Cemig for the business year 2006, approved by the Board of Directors, characterizing the injection of funds and disbursements for compliance with the allocations of the profit of the year and Appendix 2 of the same PRCA summarizes the calculation of the dividends proposed by management, in accordance with the Bylaws.

V -                                 The following made comments on general matters and business of interest to the Company:

The Vice-Chairman

Board members:                                                           Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

Directors:                                                                                            Flávio Decat de Moura and Heleni de Mello Fonseca.

Superintendents:                                                     Ricardo Luiz Diniz Gomes, Luiz Fernando Rolla;

Representatives of:                                         Towers Perrin; Motta, Fernandes Rocha Associados Law Office; Hirashima & Associados Ltda.

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The following were present:

Board members:                                                           Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Francisco Sales Dias Horta, Guy Maria Villela Paschoal, Fernando Lage de Melo, Luiz Henrique de Castro Carvalho;

Audit Board members:                         Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Luiz Otávio Nunes West, Itamaury Teles de Oliveira, Thales de Souza Ramos Filho

Directors:                                                                                            Flávio Decat de Moura, Heleni de Mello Fonseca;

Assistant:                                                                                         João Batista Zolini Carneiro;

Superintendents:                                                     Ricardo Luiz Diniz Gomes, Luiz Fernando Rolla

Representatives of:                                         Deloitte Touche Tohmatsu—Gilberto Grandolpho; Towers Perrin; Motta, Fernandes Rocha Associados Law Office; Hirashima & Associados Ltda.

Secretary:                                                                                           Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

11

[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
Listed Company—CNPJ 17.155.730/0001-64

Extract from Minutes of the 379th meeting of the Board of Directors.

Date, time, place:                                                   March 28, 2006 at 10:00 a.m. in the head office, Av. Barbacena, 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:

Chairman:            Djalma Bastos de Morais

Secretary:             Anamaria Pugedo Frade Barros.

Summary of events:

I-                                        The Board approved the Minutes of this meeting.

II-                                    The Board granted annual paid leave to the Chief Distribution and Sales Officer in the periods April 3-12, July 10-21 and November 7-14, 2006; and to the Chief Planning, Projects and Construction Director in the periods May 2-12 and September 11-29, 2006.

III-                                The Board re-ratified CRCA-005/2006, changing the period of annual paid leave for the Chief Generation and Transmission Officer from March 27-31, 2006 to April 17-21, 2006, the other decisions of that CRCA remaining unchanged.

IV-                                The Chairman informed the meeting that the Company’s technical staff was making adjustments to the indicative and non-binding proposal for acquisition of a thermal generation plant, for which reason the subject would be discussed at another time.

III -                             The following made comments on general matters and business of interest to the Company:

The Vice-Chairman

Board members:           Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa.

Superintendent:           Manoel Bernardino Soares.

Analyst:                                                  Álvaro Nelson Assis Araújo.

The following were present:

Board members:           Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Antônio Luiz Barros de Salles, Alexandre Heringer Lisboa, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Guy Maria Villela Paschoal, Fernando Lage de Melo, Francisco Sales Dias Horta, Luiz Henrique de Castro Carvalho.

Directors:                                            Flávio Decat de Moura.

Superintendent:           Manoel Bernardino Soares.

Analyst:                                                  Álvaro Nelson Assis.

Secretary:                                           Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12

[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

Listed Company—CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

At its meeting held at 10 a.m. on June 20, 2006, the Board of Directors decided to approve the Time of Service Extra Payment Indemnity Consent Program.

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[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

Listed Company—CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

At its meeting held on June 29, 2006, the Board of Directors of Cemig—Companhia Energética de Minas Gerais—decided as follows:

1.                                       To re-ratify CRCA-012/2006, to change the date for calculation of the stockholding base to be used for calculation of the complementary dividends of June 10, 2004, September 9, 2004, December 10, 2004 and January 10, 2005, to July 11, 2006 and authorizing payment on August 10, 2006.

2.                                       To authorize the giving of a corporate guarantee for the transaction to finance debt via promissory notes and loan to be issued by Cemig D and by Cemig GT.

3.                                       Contracting of services to model the Services Site within the company’s facilities was withdrawn from the agenda.

4.                                       The agreement with INDI (Industrial Development Institute of Minas Gerais) for concession of staff was withdrawn from the agenda.

5.                                       To grant annual remunerated leave to the Chief Corporate Management Officer for the period 17 to 28 July, 2006.

6.                                       To authorize the filing of legal actions with a view to suspension of demandability of tax credits and obtaining of a release certifying absence of debit.

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[LETTERHEAD]

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that at its meeting held on June 29, 2006 the Board of Directors re-confirmed the payment of complementary dividends in relation to the balance of Interest on Equity, in the amount of R$ 0.4719754821 per thousand shares, completing the balance of the obligatory minimum dividend of R$ 76,500,000.00 payable for the business year 2004.

Additionally, in compliance with the decision of May 3, 2006 by the CVM (the Brazilian Securities Commission), the Board decided that the said dividends will be paid as follows:

1.                                       Stockholders whose names are on the company’s Nominal Share Register on July 11, 2006 will be entitled to this payment, without retention of income tax at source.

2.                                       The shares will trade ex- this benefit on July 12, 2006.

3.                                       The payment will be made on August 10, 2006, in a SINGLE payment.

This amount will ensure that stockholders equitably receive the minimum obligatory dividends approved by the Annual General Meeting of April 29, 2005.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, June 29, 2006

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

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COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CALENDAR OF CORPORATE EVENTS—2006

Information About the Company
Name:	Companhia Energética de Minas Gerais—CEMIG
Head office address:	Av. Barbacena, 1200—Bairro Santo Agostinh 30161-970- Belo Horizonte—MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais—in Belo Horizonte/MG O Tempo—in Belo Horizonte/MG Gazeta Mercantil—in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2005.
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2006
Availability to shareholders	03/10/2006
Publication	04/19/2006

Standard Balance Sheets for year ending on 12/31/2005
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/09/2006

Annual Information for year ending on 12/31/2005
Event	Date
Submission to the São Paulo Stock Exchange	05/26/2006

16

Quarterly Information
Event	Date
Submission to the São Paulo Stock Exchange
à for First Quarter	05/03/2006
à for Second Quarter	08/14/2006
à for Third Quarter	11/14/2006

Annual General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	03/13/2006
Publication of the Public Announcement of AGM	03/14/2006
Annual General Shareholders’ Meeting date	04/28/2006
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/28/2006
Submission of the minutes of the AGM to the São Paulo Stock Exchange	04/28/2006

Public Meeting with Analysts
Event	Dates/Locations
Presentation of Results 2005	03/09/2006	CEMIG
Public meeting with analysts, open to other interested parties.	03/14/2006 06:00 p.m.	APIMEC, Belo Horizonte—MG
Public meeting with analysts, open to other interested parties.	03/15/2006 05:00 p.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/16/2006 08:30 a.m.	APIMEC, Rio de Janeiro—RJ
Public meeting with analysts, open to other interested parties.	03/17/2006 08:30 a.m.	APIMEC, Brasília—DF
Public meeting with analysts, open to other interested parties.	03/28/2006 08:00 a.m.	APIMEC, São Paulo—SP
Public meeting with analysts, open to other interested parties.	03/28/2006 06:30 p.m.	APIMEC, Florianópolis - SC
Public meeting with analysts, open to other interested parties.	03/29/2006 12:30 a.m.	APIMEC, Porto Alegre - RS
XI Public Meeting with analysts - APIMEC	From 05/28/2006 to 05/30/2006	Belo Horizonte - MG

17

Corporate action: cash payments to stockholders from allocation of net profit for the business year ending 31/12/2005
Cash benefits	Date of decision	Event	Amount, common stock (R$)	Amount, preferred stock (R$)	Amount, R$ million	Start of payment	Remarks
Dividend	12/30/2005	AGM	5.534143888	5.534143888	897	27/01/2006
Interest On Equity	12/21/2005	Meeting of Board of Directors	0.96862942	0.96862942	157		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	10/27/2005	Meeting of Board of Directors	1.203074758	1.203074758	195		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	06/29/2005	Meeting of Board of Directors	1.746000803	1.746000803	283		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.
Interest On Equity	04/27/2006	Meeting of Board of Directors	1,043078154	1,043078154	169		- Payment in two installments: 1st installment by 6/30/07 and 2nd installment by 12/30/07.
Dividend	04/28/2006	AGM	2,850049568	2,850049568	462		- Payment in two installments: 1st installment by 6/30/06 and 2nd installment by 12/30/06.

Meeting of the Board of Directors
Subject	Date
370[a] Board of Directors Meeting date	01/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
AGENDA
Binding proposal for acquisition of stockholdings in transmission companies.

18

Meeting of the Board of Directors
Subject	Date
371[a] Board of Directors Meeting date	01/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/15/2006
AGENDA

1.                                       to authorize signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, and also to submit to the Extraordinary General Meeting of Stockholders a proposal for homologation of the authorization to sign the new version of the said Fourth Amendment; and

2.                                       to ratify the declaration of the extraordinary dividends approved at the meeting held on December 7, 2005, in the amount of R$ 897 million, authorizing payment of this amount in a single payment to be made on January 27, 2006, it being the responsibility of the Executive Officers to comply with this period and to decide the locations and processes of payment; and that all stockholders inscribed in the Company’s Nominal Share Register on January 16, 2006, shall be entitled to this benefit, and that this declaration of dividends is to be conditional upon homologation, by Extraordinary General Meeting of Stockholders, of the decision of the Board of Directors on the signing of the new version of the Fourth Amendment to the Contract to Assign the Outstanding Balance on the CRC (“Results Compensation”) Account, between Cemig and the State of Minas Gerais. The assignment of the CRC credits to a Receivables Investment Fund (FIDC) has been authorized in the terms of the proposal for the Fourth Amendment re-examined and approved by this Board on January 12, 2006.

19

Meeting of the Board of Directors
Subject	Date
372[a] Board of Directors Meeting date	01/25/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	01/25/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006
AGENDA
1. to approve the provision of a guarantee by Cemig in the first issues of debentures by Cemig GT and by Cemig D; and

i.                                          to withdraw from the agenda the matter relating to authorization for opening of administrative tender proceedings, and for purchases and contracting of the necessary services, for implementation of the institutional plan of action for compliance with Brazilian Labor Ministry Regulation 10 (NR No. 10)—Safety In Electricity Facilities and Services.

Meeting of the Board of Directors
Subject	Date
373[a] Board of Directors Meeting date	02/10/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/10/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	05/05/2006
Preliminary agenda
1. Granting of annual paid leave to the Chief Generation and Transmission Officer.

2. Decisions on the bids for the El Rodeo-Chena public electricity transmission concession, in Chile.

20

Meeting of the Board of Directors
Subject	Date
374[a] Board of Directors Meeting date	02/13/2006 up 02/14/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/14/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006
Preliminary agenda

1. to approve a new model for economic valuation of electricity transmission concession holders, and that Cemig may present a new, final and definitive binding proposal;

2. to authorize continuation of negotiations to establish criteria for possible partnership in transmission companies; and

3.                                       to authorize the filing of lawsuits of a preventive nature against fiscal execution: application for an order of mandamus, with request for interim relief, or an action to annul a fiscal debit, with suspension of demandability of a tax credit, or application for stay of execution, according to circumstances. The Executive Board shall be responsible for authorizing the contracting of an external law office to file and proceed with this action.

Meeting of the Board of Directors
Subject	Date
375[a] Board of Directors Meeting date	02/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	04/07/2006
Agenda
To approve the technical feasibility study providing the grounds for recording of deferred tax credits in the company’s accounts, in compliance with CVM Instruction 371, of June 27, 2002.

21

Meeting of the Board of Directors
Subject	Date
376[a] Board of Directors Meeting date	02/23/2006 up 02/24/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/24/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006
Agenda

1.                                       To authorize the giving of a corporate guarantee in relation to the Contract for Payment Undertakings and Assumption of Debt signed between Empresa de Infovias S.A. and MBK Furukawa Sistemas S.A., in which Cemig, AES Força Empreendimentos Ltda. and Unibanco are assenting parties, Cemig being the guarantor and principal payer in relation to Unibanco, in substitution of the guarantees and obligations contained in the said contract;

2.                                       To authorize signing of the first amendment to the financing contracts for substitution of guarantees and obligations contained in the above-mentioned Contract for Payment Undertakings and Assumption of Debt;

3.                                       To authorize participation in the tender for the concession for provision of public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the El Rodeo-Chena transmission line, in Chile, subject to the conditions and procedures stated in Proposal for Decision by the Board (PRCA) 011/2006.

22

Meeting of the Board of Directors
Subject	Date
377[a] Board of Directors Meeting date	03/07/2006 up 03/08/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/08/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006
Agenda
1. To approve the Report of Management and Financial Statements for the year 2005, and to submit them to the Annual General Meeting of Stockholders to be held in 2006.

2. To submit a proposal for allocation of the company’s profit for the year 2005 to the Annual General Meeting of Stockholders to be held in 2006.

3. To authorize the signing, together with Cemig D and Cemig GT, of the first amendment to the undertaking to assume debt made with Forluz.

4.                                       To authorize the payment, on a date to be set by the Executive Officers, of complementary dividends, in the amount of R$ 76,500,000.00, which corresponds to R$ 0,4719754821 per thousand shares, so as to ensure that stockholders whose names were in the company’s Nominal Share Register on June 10, 2004, September 8, 2004 and December 12, 2004 shall equitably receive the obligatory minimum dividends as approved in the Annual General Meeting held in 2005.

5. To present a binding proposal for the acquisition of electricity generation and distribution companies in Brazil.

23

Meeting of the Board of Directors
Subject	Date
378[a] Board of Directors Meeting date	03/24/2006 up 03/282006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/28/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Agenda
1. To authorize presentation of a new binding proposal for the acquisition of the shares held by EDF International S.A. in Light S.A.

2. To authorize signing of an Undertaking for Transfer of Generating Assets and Option to Acquire Shares.

3. To authorize signing of a Share Purchase Commitment Agreement and an Amendment to a Share Purchase Commitment Agreement.

4. To authorize the giving of a guarantee to a financial institution.

5. To authorize the presentation of a binding proposal for acquisition of shares in a thermal power generation plant.

Meeting of the Board of Directors
Subject	Date
379[a] Board of Directors Meeting date	03/28/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/29/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/14/2006
Agenda
1. To grant annual paid leave to the Chief Energy Distribution and Sales Officer, for the periods April 3—12, 2006, July 10—21, 2006 and November 7—14, 2006.

2. To grant annual paid leave to the Chief Planning, Projects and Construction Officer, for the periods May 2—12, 2006 and September 11—29, 2006.

3. To change the period of annual paid leave of the Chief Energy Generation and Transmission Officer from the period 27—31 March to the period from April 17— 21, 2006.

24

Meeting of the Board of Directors
Subject	Date
380[a] Board of Directors Meeting date	03/30/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Agenda
To authorize the presentation of an indicative and non-binding proposal to purchase a thermoelectric station.

Meeting of the Board of Directors
Subject	Date
381[a] Board of Directors Meeting date	04/12/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/12/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Agenda
1. Authorization to re-present a preliminary non-binding proposal for the acquisition of a thermal electricity plant.

2.                                       Authorization to file an action for rescission, with application for preventive injunction, and opening of administrative proceedings for Exemption from Requirement for Tender for the contracting of a law office to conduct the said action.

Meeting of the Board of Directors
Subject	Date
382[a] Board of Directors Meeting date	04/27/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/27/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Agenda

Approved the payment of Interest on Equity, to be offset as part of the obligatory minimum dividend, in the amount of R$169,067,000.00 (one hundred sixty nine million sixty seven thousand Reais), which corresponds to R$1.0430781547 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2007 and the second on or before 30 December 2007.

25

Meeting of the Board of Directors
Subject	Date
383[a] Board of Directors Meeting date	05/03/2006 up to 05/04/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/04/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Agenda

1.                                       Election of Mr. Wilson Nélio Brumer as Chairman of the Board of Directors and of Mr. Djalma Bastos de Morais as Vice-Chairman of the Board of Directors, with periods of office of 3 (three) years, that is say, until the Ordinary Annual General Meeting of 2009.

2.                                       Election of the following Officers, with period of office of 3 (three) years, that is say until the first meeting of the Board of Directors held subsequently to the Ordinary Annual General Meeting of 2009:

3.                                       As Chief Executive Officer and, concurrently, Director Vice-President: Mr. Djalma Bastos de Morais
As Chief Planning, Projects and Construction Officer: Mr. Celso Ferreira
As Chief Energy Generation and Transmission Officer: Mr. Elmar de Oliveira Santana
As Chief Financial and Investor Relations Officer: Mr. Flávio Decat de Moura
As Chief Corporate Management Officer: Ms. Heleni de Mello Fonseca

As Chief Energy Distribution and Commercialization Officer: Mr. José Maria de Macedo.

4.                                       Authorization to sign, with ALUSA, Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda five commitment undertakings, under which ALUSA will waive the right of preference for the acquisition of shares and for joint sale in relation to any disposal of shares by the vendor and/or by Schahin Energia and/or by Schahin Engenharia to Cemig and/or by the other purchasers.

5.                                       Authorization for signing, with Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda. of five share purchase and sale agreements for the acquisition of up to 100% of the stakes owned by Schahin Holding S.A. in the electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Catarinense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A.

6.                                       Authorization for the giving of a guarantee of compliance with all and any obligations of a strictly pecuniary nature relating to the payment of the purchase price by MDU Brasil Ltda., and by Brascan Brasil Ltda, in the event of Brascan Brasil Ltda. exercising its purchase option right.

7. Authorization for the company to authorize granting by Schahin to third parties of the credit rights referred to in the share purchase and sale agreements.

8.                                       Authorization for signing, with ALUSA and MDU Brasil Ltda. of a commitment undertaking, under which the parties undertake to sign the stockholders’ agreements and ALUSA undertakes to acquire export credits held by the Company and to settle the amount of such credits payable by ALUSA as may be held by the Company at any time.

9.                                       Authorization for, in partnership with ALUSA, in the proportion of 95% CEMIG and 5% ALUSA, granting to Brascan of a sale option in relation to the shares which BRASCAN may hold in the transmission companies. In counterparty, BRASCAN will grant to CEMIG and ALUSA, in the same previous proportion, an option related to the purchase of shares wich BRASCAN may hold in the transmission companies.

26

Meeting of the Board of Directors
Subject	Date
385[a] Board of Directors Meeting date	06/20/2006
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/20/2006
Submission of the minutes of the EGS to the São Paulo Stock Exchange	06/30/2006
Preliminary agenda
Time of service bonus indemity program.

27

FINANCIAL MANAGEMENTCristianoCorrea de BarrosCorporate Financial Management Department Presenter: Paulo Eduardo Pereira Guimarães Financing Operations ManagerBeloHorizonte, May 2006

CONTENTSChallenges of 2005•Highlights since our last meeting•Cemig'sdebt•Funding plan, debt markets

2

CHALLENGES OF 2005•Settling the CRC question•R$ 3.2 billion contracted in loans and financings–R$ 2.1 billion contracted–R$ 900 million disbursed in January 2006•Debt amortization timetable extended

3

HIGHLIGHTS SINCE LAST MEETINGCONSTITUTION OF RECEIVABLES FUND (“FIDC”)(NAME OF FUND: “CEMIG –FUNDO DE INVESTIMENTOS EM DIREITOS CREDITÓRIOS CONTA CRC”)•Fourth Amendment to the CRC Contract (rescheduled, 65% of dividends retained)•Totality of credits assigned to FIDC: R$ 1.659 billion•Senior units issued: R$ 900 million (ItaúBBAandBradesco)–20 six-monthly installments –PMT (10 years; 1.7% p.a.) ; adjustment by the CDI–Co-guaranteed by CEMIG•Subordinate units issued: R$ 760 million (Cemig)–Tenor: 30 years

4

THE CRC CREDITS RECEIVABLES
FUND (FIDC)

AMORTIZATION OF THE SENIOR UNITS

PMT (20 half-years; 1.7% p.a.) ; Indexor: CDI

(Current R$ million)


Senior Units
140
120
100
80
60
40
20
-
June '06
Dec '06
June '07
Dec '07
June '08
Dec '08
June '09
Dec '09
June '10
Dec '10
June '11
Dec '11
June '12
Dec '12
June '13
Dec '13
June '14
Dec '14
June '15
Dec '15
Senior Units

Cemig's co-guarantee obliges it to recognize these amounts as debt in balance sheet

Cemig-Apimec
5

THE CRC RECEIVABLES FUND USE OF RESOURCES BY THE FUND•Fund charges and expenses•Redemption of senior units•Redemption of subordinated units10015010015040100Senior units SubordinatedunitsSeniorunits8020Cemig co-guarantee

6

CEMIG DEBENTURES –FIRST SERIES, OF FIRST ISSUE:RENEGOTIATIONCemig11•Original cost: IGP-M + 12.70% p.a.•Renegotiated amount: R$ 350.5 million(71.5%of the debentures in the market)•Cost: CDI + 1.2% p.a.•Amortization: November 2009•Debentures in treasury:R$139.5 millionHIGHLIGHTS SINCE LAST MEETING

7

HIGHLIGHTS SINCE LAST MEETINGLENGTHENING OF DEBT PROFILE•Volume contracted in the year: R$ 2.088 billion(includingrenegotiationof debentures)•Highlight:–ContractingofR$ 1.164 billion–Cost: CDI + 1.7% p.a.–Tenor: 8 years, 4 years grace period

8

MATURITY SCHEDULE OF LENGTHENED DEBT 1103 530 526 853 640 453 331 309 611 540 0 200 400 600 800 1000 1200 1400 1600 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015/30 Consolidated March 2006 R$ million

9

MATURITY SCHEDULE OF LENGTHENED DEBT 781 207 151 635 274 167 103 193 1660200400 600 800 1000 1200 1400 1600 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015/30 March2006 R$ millionCEMIG GT

10

245 174 276 125 255 220 722593022130 200 400 600 800 1000 1200 1400 1600 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015/30 March 2006 R$ million CEMIG D MATURITY SCHEDULE OF LENGTHENED DEBT

11

CEMIG: DEBT AT MARCH 2006

Description		Cemig consolidated	CEMIG GT	CEMIG D
Debt		R$ 5.897 billion	R$ 2.677 billion	R$ 2.141 billion
Debt in foreign currency		R$ 743 million (13%) (1)	R$ 194 million (7%)	R$ 489 million (23%)
Net debt (2)		R$ 4.193 billion	R$ 1.970 billion	R$ 1.516 billion
EBITDA / Interest	>= 2.8	3.55	2.91	5.07
Debt /EBITDA	<= 3.36	2.59	2.66	1.73
Debt/(Stockholders' equity + debt)		43.82%	46.81%	46.05%

(1) Swap transactions reduce exposure to 7.65%

(2) Net debt = Total debt – Cash and cash equivalents – Regulatory asset (RTE/BNDES)

Cemig-Apimec

12

CEMIG A Melhor Energia do Brasil

CEMIG: DEBT AT MARCH 2006

Main indexors


CDI/Selic
64%
Dollar
11%
IGPM
19%
Other
1%
Yen
1%
RGR/Finel
4%

Main creditors

Banco ItaúBBA	R$1.338 billion	(23%)
Debenturistas	R$1.271 billion	(22%)
Unibanco	R$ 720 million	(12%)
Bradesco	R$ 633 million	(11%)
Banco do Brasil	R$ 617 million	(10%)
BNDES	R$ 264 million	(4%)
Eletrobrás	R$ 232 million	(4%)

Average cost of debt is 10.38% p.a. at constant prices (base: March 2006).

11º ENCONTRO ANUAL Cemig-Apimec
13
CEMIG A Melhor Energia do Brasil

RISK RATINGA-(bra)(Holding company)A(bra)(Cemig D)BB-(global)brBBB+ (local equivalent)Baa2.br(Brazilian national scale) B1 (global local currency)

14

FUNDING GUIDELINES Take advantage of favorable market conditions Keep the debt amortization timetable lengthened Reduce cost Optimize exposure to foreign currency Maintain coherence with the Cemig Strategic Plan: Debt / Ebitda <= 2; Debt / (Stockholders’ equity + debt) <= 40%. Maintain adherence to the credit quality parameters of the Regulator, the rating agencies and creditors.

15

DEBT MARKETS FOR CEMIGBank credit•Rollover of debt•Assignment of receivables•Financing with guarantee of trade bills receivableLocal capital market•Debentures are the main source of funds for investment (long-term, cost in IGP-M)•FIDC (Receivables Fund)International capital markets •Eurobonds•Perpetual bondsMultilaterals•IFC, JBIC,CAF, KfW, BID •Long term•No income tax on remittance of interestELETROBRÁS (extension of network to the countryside)

16

OFFERS RECEIVED

Local market

R$ 5 billion with tenors up to 10 years

Eurobonds

US$ 300 million to US$ 500 million

Yield 8.5% to 9% p.a. (perpetual bonds)

Multilaterals

US$ 700 million, up to 12 years, from Libor + 1.5% p.a.

IFC	CAF	KfW Bankengruppe	JBIC
US$200 million	US$100 million	US$100 million	US$300 million

11º Encontro Anual Cemig-Apimec
17
CEMIG A Melhor Energia do Brasil

FUNDING PLANDecember2005 prices GT D HRollover of debt1,082.70 476.20 - ELETROBRÁS- 366.00 - BNDES330.00 - - State of Minas Gerais- 32.00 - FIDC (Receivables Fund)- - 900.00 Total1,412.70 874.20 900.00 Total funds: R$ 3 billion

18

POSITIVE OUTLOOK FOR 2006•Access to the market in 2nd half of the year (use of cash resources in first half)•Low refinancing risk•Investor appetite for top-line assets with low credit risk•Debentures will continue to be a source of attention•Listing of Cemig D and Cemig GT•High liquidity in Brazilian and international markets •Reduction of country risk, in medium-term, with Investment Grade•Natural hedge offers opportunity for funding in dollars•Annual revenue of US$ 75-120 million

19

FINANCIAL MANAGEMENTCristiano Correa de BarrosCorporate Financial Management DepartmentApresentador: Paulo Eduardo Pereira Guimarães Financing Operations ManagerBelo Horizonte, May 2006

20

  

www.cemig.com.br

11º ENCONTRO ANUAL
Cemig-Apimec

CEMIG
A Melhor Energia do Brasil.

ACQUISITION OF ASSETS
Growth While Adding Value

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

Belo Horizonte, 29 May, 2006

CMIG3 NÍVEL 1 BOVESPA BRASIL
CMIG4 NÍVEL 1 BOVESPA BRASIL
CIG LISTED NYSE
Latibex
ISE Índice de Sustentabilidade Empresarial

Strategic Plan: Continuous quest for value creation•Growth outside our present geographical area gives access to attractive opportunities•Add value through alternatives that have higher return than our risk-adjusted cost of capital•Allows access to low-cost third-party capital.

2

•Stockholders aligned to common objective of adding value•Long-term vision creates asset acquisition opportunities that meet the commitments of the Strategic Plan•Preservation of excellent financial situation through balance between growth and return for stockholdersStrategic Plan: Continuous research for value creation

3

We are impartial in assessing return –through opinions of independent advisors•Association with private-sector partners, to make possible:•speed through private sector control•future growth ensured through preference agreements and acquisition of shares•dilution of risks•leverage in the use of own funds•best corporate governance practices •support on attractiveness of transactionsHOW WE DO IT

4

Achievements

Company	Business	Stake	Value (MM)	Partners	Date
Rosal Energia S.A	Generation	100%	R$ 134		Dec. 04
Light S.A	Hydro generation Distribution	25%	US$ 80	AG Concessões JLA Pactual	Mar. 06
TBE					
Emp. **Amazonense** de Transmissão	Transmission	25.00%			
Emp. **Regional** de Transmissão	Transmission	18.50%		MDU	
Emp. **Norte** de Transmissão	Transmission	18.50%	R$ 331	Brascan	May. 06
Emp. **Paraense** de Transmissão	Transmission	25.00%			
Emp. **Catarinense** de Transmissão	Transmission	7.50%			

11º ENCONTRO ANUAL Cemig-Apimec
5
CEMIG A Melhor Energia do Brasil

MGLOCATIONRosal Energia S.A

6

Light S.A.•Distributor -Light Serviçosde EletricidadeS.A.•High level of losses potential for creation of value with implementation of new technologies•Hydro generation -Light EnergiaS.A.•852 MW installed capacity•537 MW assured energy•Excellent state of conservation•Outlook for sale of energy after 2013 at attractive prices

7

•Founded in 1904 •Nationalized in 1979 (Eletrobrás)•Privatized in 1996 (US$ 1.7 billion for 50.4%)•Municipalities served: 31•Concession area: 10,970 km2•Sales: 19,139GWhin 2005•3.8 million consumers (population 10 million)•4,147 employees (Dec. ‘05)•Concession period: 1996 –2026Basic DataLight S.A.

8

Light S.A.

Location of plants



Concession area
Regions
Interior
Baixada
East
West
Coast
Hydro plant
Thermal plant
MG
ES
RJ
SP
Alé m Para Iba
Carmo
Barra do Pira I
Pira I
Maca é
Jacare I
Santa Branca
Atlantic Ocean

	Existing plants	MW
1	Santa Branca	57
2	Fontes Nova	132
3	Nilo Peçanha	380
4	Pereira Passos	100
5	Ilha dos Pombos	183
Total, Light		**852**

Sources: Light (2005), ANEEL generation data bank (2005).

Cemig-Apimec
9
CEMIG

Light Energia S.A.

Existing plants

Existing Hydro Power Plants	Installed Capacity MW	Effective Power Average MW	Local
Fontes Nova	132	104	Piraí - RJ
Nilo Peçanha	380	335	Piraí - RJ
Pereira Passos	100	51	Piraí - RJ
Ilha dos Pombos	183	115	Além Paraíba - MG / Carmo - RJ
Santa Branca	57	32	Jacareí - SP - Santa Branca - SP
T O T A L	**852**	**637**	

	2005-2012
Auction - energy sold (MW)	380
Price (R$ / MWh)	51.73

11º ENCONTRO ANUAL Cemig-Apimec
10
CEMIG A Melhor Energia do Brasil

Light Energia S.A.

Concessions

New projects	Installed capacity MW	Effective Power Average MW	Local
Itaocara Hydro plant	195	110	Rio Paraíba do Sul
Paracambi Hydro plant	30	26	Bacia Lages
TOTAL	**225**	**136**	

Itaocara

Planned investment: R$ 500,000
Construction period: 36 months
Awaiting advance license

Paracambi

Planned investment: R$ 110,000
Construction period: 26 months
Advanced license – October 2001

11º ENCONTRO ANUAL Cemig-Apimec
11
CEMIG A Melhor Energia do Brasil

Light S.A.

Stockholding structure

Light stockholding structure

• **Minority stockholders:**	**10.4%**
• **EDF:**	**10.0%**
• **RME (remainder):**	**79.6%**

RME

CEMIG	AG Concessions	PACTUAL	JLA
25%	25%	25%	25%

11º ENCONTRO ANUAL Cemig-Apimec

12

CEMIG A Melhor Energia do Brasil

Light S.A.

RME Stockholders' Agreement

CEMIG

AG Concessões

J.L.A

Pactual

Quorum: 2/3 and 85%

Right of preference

Functioning of Board of Directors

- Executive Committeess
- Choice of Directors
- System of voting in Light

RME in control of Light

Warranties and guarantees

11º ENCONTRO ANUAL Cemig-Apimec
13
CEMIG A Melhor Energia do Brasil

Impact on CEMIG of acquisition of Light

IMPACT OF ACQUISITION OF LIGHT ON DEBT OF CEMIG

Position on 31/12/2005 (R$ million)	CEMIG Consolidated	LIGHT 100%	Cemig + Light 20%	Impact
Net revenue	8,236	4,886	9,208	972
Net debt	5,037	4,017	5,836	799
Stockholders' equity	7,184	1,699	7,522	338
2005 Ebitda	2,488	766	2,640	152
Net profit	2,003	243	2,051	48
Debt	41.2%	70.3%	43.7%	2.5%

11º ENCONTRO ANUAL Cemig-Apimec
14
CEMIG A Melhor Energia do Brasil

TBE

- New lines
- State of the art technology
- Stable cash flow
- Leverage via BNDES
- Concession for 30 years
- Platform for new investments
- Outlook for IPO

11º ENCONTRO ANUAL Cemig-Apimec
15
CEMIG A Melhor Energia do Brasil

TBE

Characteristics of the lines

Concession holder	Line	Length (Km)	Voltage (kV)	Operation	PAR (R$ MM)
ECTE	Blumenau (SC) - Campos Novos (SC)	253	500	Mar 03	49.2
EATE	Tucuruí (PA) - Presidente Dutra (MA)	928	500	Feb 05	218.8
ETEP	Tucuruí (PA) - Vila do Conde (PA)	324	500	Aug 05	50.8
ENTE	Tucuruí (PA) - Açailândia (MA)	459	500	Feb 05	113.6
ERTE	Vila do Conde (PA) - Santa Maria (PA)	155	230	Sep 05	20.0
TOTAL					**452.4**

Cemig-Apimec
16
CEMIG

EATEETEPECTEERTEENTEAL USA 50.0% 50.0% 40.0% 50.0% 50.0% CEMIG25.0%25.0%7.5% 18.0% 18.0% BRASCAN 25.0% 25.0% 7.5% 18.0% 18.0% MDU25.0% 14.0%14.0% CELESC20.0% Shareholdings TBE

17

•Qualified quorum for certain subjects withCemigvote •Preference right in acquisition of shares•Option forBrascanto enter •Option to purchase Celesc’sshares in ECTE if there is a public offering•Callfor CEMIG (95%) and Alusa(5%) on Brascan’ssharesPut forBrascan, of its shares, againstCemigand Alusa-period: two years after closing-price: acquisition price adjusted by IGP-M +14.76% p.a., less dividends or Interest on Equity paid in the periodTBEMaterial contractual aspects EXERCISED

18

DISCLAIMERSome statements in this presentation are forecasts under the terms of the US Securities Laws, and are subject to risks and uncertainties. Such forecasts may differ from the final numbers and are not under our control. For a discussion of the risks and uncertainties in relation to ourselves, please seeour 20F form for 2004, and in particular item 3 containing “basic information –risk factors”.All figures given are in BRGAAP.

19

www.cemig.com.br

11º ENCONTRO ANUAL
Cemig-Apimec

CEMIG
A Melhor Energia do Brasil.

ACQUISITION OF ASSETS
Growth While Adding Value

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

Belo Horizonte, 29 May, 2006

CMIG3 NÍVEL 1 BOVESPA BRASIL
CMIG4 NÍVEL 1 BOVESPA BRASIL
CIG LISTED NYSE
Latibex
ISE Índice de Sustentabilidade Empresarial

THE CEMIG-SOX PROJECT Adaptationto Sections 302 and 404 of the Sarbanes-Oxley Law Eduardo L.O. Ferreira Internal Audit Supervisory Office Belo Horizonte, May 29, 2006

Section 302 –Requirements for CEO/CFO•Responsibility for disclosure controls and procedures•Awareness of material information•Evaluation of the effectiveness of the disclosure controls•Conclusions in the documents filed with the SEC•Disclosure of shortcomings in controls and acts of fraud•Information on significant changes in internal controls

2

Section 404 Senior management commitment: •Responsibility for the procedures and structure of internal controls for preparation of financial reports•Evaluation of the effectiveness of internal procedures and controls in relation to financial reports.

External auditor must attest to:•Senior management’s evaluation in respect of internal controls

3

CONCEPTION OF THE PROJECT Integrated view•Internal audit•Controller’s department•Management of finances•Relations with investors•CEO and CFO

4

PLANNING •Exhaustive analysis of the principal processes with focus on internal controls, Controller’s department and risks •Awareness of projects for implementation in Brazil •Alignment with US best practices •Focus on material processes •Partnership with external auditor •Sponsorship of senior management

5

PLANNING –continued •Involvement and mobilization of the employees •Multifunctional teams •Definition of ‘materiality’; methodology, and the decision process •Definition of key processes based on main account lines •Establishment of timetable and decision on teams

6

ORGANIZATION DIAGRAM [CHART]

7

PROJECT TEAM –CEMIG 40 DELOITTE 12 SAP 3 FORECAST OF HOURS: –80,000 hours COST –INTERNAL R$ 5.7 million EXTERNAL R$ 4.7 million

8

PROCESSES •Costs and budget •Management of investment •Management of revenue •Management of expenses •Financial management •Management of contingencies •Accounting management •IT management •Entity level

9

TIMETABLE Jan. to Jul. -Definition of ‘material’ -Mapping of processes -Identification of GAPs Mar. to Sep.-Remediation and tests of internal audit Aug. to Dec.-Tests and auditors’ certification

10

SYSTEM OF INTERNAL CONTROLS •Rules and procedures •Management model –Corporate committees •Organizational structure •Management and control software –ERP •Risk management •Best practices
-----ADEQUATE LEVEL OF INTERNAL CONTROLS

11

Adding value with SOX [CHART]

12

THE CEMIG-SARBANES-OXLEY PROJECT (“CEMIG-SOX”) Adaptation to Sections 302 and 404 Eduardo L.O. Ferreira Internal Audit Supervisory Office

13

1Q 2006 FINANCIAL STATEMENTS Belo Horizonte, May 29, 2006 Pedro Carlos Hosken Vieira Superintendent, Controller’s Department

CONSOLIDATED RESULTS, BY COMPANY

R$ '000

Company	Net Income	Ebitda
Cemig Geração/Transmissão	120,911	300,493
Cemig Distribuição	197,167	370,711
Cemig Holding	(12,894)	(18,822)
Gasmig	9,318	11,961
Infovias	3,882	11,023
Sá Carvalho	5,855	8,033
Efficientia	(84)	(99)
Ipatinga	1,942	2,875
Horizontes	2,914	3,195
Pai Joaquim	6	(169)
Transleste	663	764
Co-generation	333	453
Rosal Energia	5,139	5,834
Capim Branco	1,164	1,513
Cemig PCH	2,805	2,937
UTE Barreiro	606	885
Cemig consolidated	**339,727**	**701,587**


Profit per 1000 shares
1.83
1.61
2.33
2.78
3.42
3.00
2.75
3.18
2.10
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

11º ENCONTRO ANUAL Cemig-Apimec
2
CEMIG A Melhor Energia do Brasil

Last-12-months profit is R$1.8 billion...... reflecting the company’s strategic actions: • Strengthening of sales to final consumers; • Expansion of sales to other concession holders, as “Initial Contracts” finish;•Solidity in financial management. 296 260 378 450 555 487 446 515 340 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 Net Income 606 535 563 562 871 814 686 117 702 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06

Ebitda (R$ million) NET INCOME AND EBITDA

3

INCOME STATEMENT Consolidated summary incomestatementR$ million1Q 20061Q 20052005Net revenue2,243 2,129 8,236 Operational expenses(1,693) (1,405) (6,342) EBITD550 724 1,894 EBITDA702 871 2,488 Financial revenue (expenses)(15) 150 (3) Non-operational revenue (expenses)(12) (8) (53) Provision for income tax, Social Contribution, deferred income tax(183) (311) (471) Reversal of Interest on Equity- - 635 Minority interests- - 1 Net income340 555 2,003 Operational margin24.5%34.0%23.0%EBITDA margin31.3%41.0%30.2%Net margin15.2%26.1%24.3%

4

•12.8% increase in sales of electricity to final consumers reflects accelerated growth of the Industrial group, end of Initial Contracts and migration of FreeConsumers in January 2005.•Continuous growth in last five years.Consolidated20062005Change, %Residential 1,656,875 1,617,322 Industrial 6,017,254 5,082,381 18.4%Commercial 989,765 931,833 6.2%Rural 404,227 365,391 10.6%Others 655,653 624,620 5.0%Sales of electricity to final consumers 9,723,774 8,621,547 12.8%Wholesale sales 2,149,995 103,264 1982.0SALES –RETAIL AND WHOLESALE –MWh%TOTAL 11,873,769 8,724,811 36.1%1st quarter

5

•Gross revenue 32.9% higher year-on-year in 1Q 2005:–12.8% increase in volume of sales to final consumers.–April 2005 tariff adjustment forCemigD was 23.9%.–Increase of wholesale energy sales to other concession holders.–Growth in transmission use tariff due to increase in asset base and increase in tariff.CONSOLIDATED OPERATIONAL REVENUESR$ million1Q 20061Q 20052005Sales to final consumers2,362 1,919 8,919 Charge for use of distribution system301 183 1,201 Subtotal2,663 2,102 10,120 Wholesale sales177 41 237 Revenue from use of transmission network149 84 322 Retail gas sales69 61 265 Other46 47 168 Gross revenue3,104 2,335 11,112 Deferred Tariff Adjustment - RTD- 583 591 Deductions(861) (789) (3,467) Net revenue2,243 2,129 8,236

6

•Operational expenses 20.5% higher year-on-year in 1Q 2005:–Bought energy 41.5% higher (higher volume, ending of Initial Contracts).–28.8% increase in charges for use of basic transmission grid.–Personnel expense 2.1% lower due to completion of Voluntary Dismissal Program–Other expenses 63.7% higher: provision of 1% of net revenue (energy efficiency, R&D).R$ millionCONSOLIDATED OPERATIONAL EXPENSESCONTROLLABLE EXPENSES693 635 2,869 Employees/management/boards/employee profit shares238 245 1,106 Forluz – pension fund benefits38 38 153 Depreciation and amortization151 147 595 Third party services101 70 423 Materials17 18 96 Gas bought for resale39 37 156 Operational provisions42 39 127 Other expenses67 41 213 NON-CONTROLLABLE EXPENSES1,000 770 3,473 Energy bought545 385 1,455 CCC (Fuel Consumption Account)96 79 416 CDE (Energy Development Account)69 65 296 Charges for use of basic grid249 194 641 Royalties22 40 145 Provision for losses in recovery of tariff recomposition19 7 520 TOTAL1,693 1,405 6,342

7

CONSOLIDATED FINANCIAL REVENUE (EXPENSES)R$ million1Q 20061Q 2005Change, %Financial revenues311 357 (12.9) Revenue from cash investments50 32 Customer late payment penalties18 15 Interest and inflation adjustment - CRC41 134 Provision for CRC losses(20) (74) Inflation adjustment (CVA, Sector Agreement, RTD)153 248 FX variations62 16 Pasep and Cofins - financial revenues(9) (19) Others15 5 Financial Expenses326 207 57.3 Cost of loans and financings164 115 Inflation adjustment (CVA, Sector Agreement, RTD)36 19 FX variations- 12 Inflation adjustment - loans and financings7 22 CPMF tax21 5 Losses on financial instruments72 21 Others27 13 Interest on Equity- - - Financial revenues (expenses)(15) 150 (110.0)

8

ALIGNMENT OF RESULTS

Non-recurring items: adjusted results show sustainable growth

R$ milion

	1Q 2006	1Q 2005	Change, %
Net income	340	555	-38.7%
(a) Deferred tariff adjustment	-	(412)	
(b) CVA recomposition on TUST	61	-	
Adjusted net profit	401	143	180.4%
Ebitda	702	871	-7.9%
(a) Deferred tariff adjustment	-	(487)	
(b) CVA recomposition of the TUST	93	-	
Adjusted Ebitda margin	795	384	107.0%

11º ENCONTRO ANUAL Cemig-Apimec
9

Strong cash generation is guarantee for expansionCONSOLIDATED CASH FLOWR$ milion1Q 20061Q 2005Change, %Cash from operations411 298 37.9%Net income340 555 Depreciation and amortization151 148 Suppliers(111) 19 Deferred Tariff Adjustment- (583) Other adjustments31 159 ICMS tax on TUSD- - Financing activities(93) (99) -6.1%Financings Obtained912 - Payments of loans and financings(59) (95) Interest on Equity, and dividends(946) (4) Investment activity(222) (176) 26.1%Investments outside the concession area(9) (9) Investments in the concession area(233) (178) Special obligations - consumer contributions19 11 Others1 - Cash at start of period1,344 896 50.0%Cash at end of period1,440 919 56.7%

10

ASSIGNMENT OF THE CRC FOURTH AMENDMENT

	R$ '000
Assets under 4th CRC Amendment for assignment to receivables fund	
- Net balance 31/12/05	1,518,672
- Interest and inflation correction (to 27/01/06)	41,262
- Provision for losses	(19,978)
- Net balance – 27/01/06	**1,539,961**
Transaction assigning to FIDC on 27/01/06	
- Debtor balance	3,202,993
- Value of CRC Fourth Amendment established by FIDC Administrator	1,659,125
. Senior units (subscribed by Banco Itaú)	900,000
. Subordinated units (subscribed by CEMIG)	759,125
- Difference (value of contract minus valuation of FIDC)	**1,543,868**
FIDC as registered with CEMIG on 31/03/06	
- Constitution of FIDC on 27/01/06 (net of provision for losses)	1,539,961
. Inflation adjustment on senior units	27,014
. Inflation adjustment on subordinated units	190
. Reversal of provision/losses in Cemig – subordinated units	3,076
- Balance of FIDC on March 31, 2006	**1,570,241**
- Senior units held by third parties	927,014
- Subordinated units held by Cemig	759,368
(-) Provision for losses	(116,088)
- Current value of subordinated units	643,227

Losses: R$ 1,543,868 → Tax credit: R$ 524,915

11º ENCONTRO ANUAL Cemig-Apimec
11
CEMIG A Melhor Energia do Brasil

•Calculation of PasepandCofins(impact on account lines of amounts deductible from taxable base)•Energy Efficiency, and R&D (1% of Net Revenue)•Taxation of CRC contract directly in the Receivables Fund•Provision for Extraordinary Tariff Revenue (RTE) (contested: inflation adjustment of the provision, and its effect onEbitda)ACCOUNTING PRACTICES

12

1Q 2006FINANCIAL STATEMENTSBelo Horizonte, May29, 2006Pedro Carlos Hosken VieiraSuperintendent, Controller’s Department

13

READY TO GROWWilson Nélio BrumerChairmanoftheBoardofDirectors

Agenda

- **Aim: to grow and add value**
- **Key facts**
- **Mergers and acquisitions: Brazil and worldwide**
- **Cemig's Long Term Strategic Plan**
- **Recent acquisitions**

11º ENCONTRO ANUAL
Cemig-Apimec

CEMIG
A Melhor Energia do Brasil

Aim: to grow and add value

2005

- Net profit of R$ 2 billion, 43% higher than 2004 (R$ 1.4 billion)
  - Net margin :24%
- Cash flow, measured by Ebitda, R$ 2.5 billion in 2005
  - 10% up in spite of some very heavy non-recurring items
  - Ebitda margin: 30%
- Dividends of R$ 2.0 billion approved in 2005, under the new policy.

11º ENCONTRO ANUAL Cemig-Apimec

 We serve more than 6 million consumers–We are the largest distributor in Brazil We expanded our power generation capacity up to164 MW–Consolidated our position as Brazil’s 6th largest generator: 6.113 MW Completion of amended contract for the CRC credits–Agreement reached by consensus–Aligned with the long-term interests of stockholders Successful participation in generation and transmission auctions–Baguari: 140 MW–Lt Charrúa–Nueva Temuco (Chile) : 190 km Expansion of Cemig group through acquisitions of the Rosalhydro plant (2004), Light and TBE (2006)Keyfacts

4

Incorporation of targets and commitments into the Bylaws adds stability to long-term planning Capital expenditure limited to 40% of Ebitda•In 2006: 65%•In 2007: 55%•Temporarily, with approval by Board: 50% To invest only in distribution, generation, transmission and gasprojects that offer real internal rates of return more than or equal to those specified in the company’s Long Term Strategic Plan, subject to any legal obligations. To keep expenses of Cemig DistribuiçãoS.A. (and any other subsidiary that operates in distribution) in accordance with the adjustments andrevisions of tariffs. Keyfacts

5

 Minas Geraisquality prize (PMQ)–Cemig DistribuiçãoS.A. received this award, which recognizes: •PMQ excellence criteria;•Adoption of modern and effective management practices; •Market benchmark for excellence. ISO certification–Cemig DistribuiçãoS.A. expanded the certification of its operational processes under Brazilian standard NBR ISO 9001:2000. •More than 80% of the workforce already works in activities certified under this standard;•Guarantees uniformity of procedures, continual improvement, predictability of the Company’s operations and meeting of the needs of clients and all interested parties.Keyfacts

6

Cemig is also outstanding in social responsibility–Cemig was included in the Dow Jones Sustainability World index–for the 6th year running–now as the leading company in the sector in its category. Also included in the São Paulo Stock Exchange Sustainability Index (ISE).2001LEADER IN THE SECTORElectricityUtilities: Brazil, Canada, USA, Spain, Finland, Italy, Japan, Portugal.

7

 Guaranteed remuneration on utilities’assets was abolished in 1993. Cemighad R$ 602 million (currency of 31/05/95) in these accumulated “CRC”credits from the federal government Cemigassigned its CRC credits, receivable from federal government, to the State of Minas Gerais(May ’95) Recurring default by the state led to several amendments to this assignment, but without optimizing the flow of payments.SOLUTIONStrategicPlanThe controlling stockholder brought together the desire for growth and addition of value with the opportunity to rebalance the financial terms of the CRC ContractCEMIG’S LONG TERM STRATEGIC PLANAim: to grow and add value

8

LONG TERM STRATEGIC PLAN
Aim: to grow and add value



Net profit
Value of the Company
Strategic inflection point
Strategic Plan
Organic Growth
Today
2035

The company's option for growth, including growth via acquisitions, is in line with the world trend to M&A.

Alignment of the interests of the stockholders

Cemig-Apimec

In In electricityelectricityworldwideworldwideMergersandacquisitionsIn BrazilIn Brazil

10

In In electricityelectricityworldwideworldwideIn In BrazilBrazilMergersandacquisitions

11

Mergers and acquisitions: Brazil

Volume of transactions in 1st quarter (US$ billion)



260
+ 393 %
0.66
2005
2006

Comments

Large transactions in 2006 (examples):	
Duty Free / Brasif / Eurotrade	US$ 500 million
Bradesco / **American Express**	US$ 490 million
Rio Minas Consortium / **Light**	US$ 320 million
RGE (PSEG) / **CPFL**	US$ 185 million

Source: Abraceel / Andrade & Canellas, PricewaterhouseCoopers.

11º ENCONTRO ANUAL Cemig-Apimec
CEMIG A Melhor Energia do Brasil

MergersandacquisitionsIn In electricityelectricityworldwideworldwideIn BrazilIn Brazil

13

CONSOLIDATION IN ELECTRICITY AND GAS IN THE WORLD'S LARGEST MARKETS

Mergers and acquisitions in electricity and gas, worldwide (US$ billion)



250
200
150
100
50
0
34
57
58
27
26
17
66
57
140
56
2001
2002
2003
2004
2005
International
Domestic

Sources: *PricewaterhouseCoopers, Power Deals 2004/2005 Annual Review.*

Comments

- US$ 196bn worldwide total *M&A* in gas and electricity in 2005.
- Electricity: US$ 98 bn (79%); Gas: US$ 25 bn (21%).
- US$ 26 bn mega-takeover of Public Service Enterprise Group Inc (PSEG) by Exelon was a new record for a single transaction in the sector.

11º Encontro Anual Cemig-Apimec
CEMIG

Long Term Strategic Plan

"TO GROW AND ADD VALUE"

1 – Sustainable growth, to the limit permitted by the regulator

EXPANSION IN GENERATION, TRANMSISSION AND DISTRIBUTION OF ELECTRICITY AND NATURAL GAS



AND/OR



AQUISITIONS **CONSTRUCTION**

11º ENCONTRO ANUAL Cemig-Apimec

CEMIG A Melhor Energia do Brasil

Long Term Strategic Plan

2 – New dividend policy

- New dividend policy with 50% minimum payout
- Extraordinary dividends every two years or whenever free cash is available

3 – Security limits

- Indebtedness limit = 40% → 50% allowed with permission of Board
- Debt / Ebitda = less than or equal to 2
- Minimum free cash = 5% of Ebitda

4 – Capex limit

- Capex limited to 40% of Ebitda →
  - In 2006: 65% In 2007: 55%
  - If Board permits: 50%

5 – Target minimum return

- Desired minimum return = 11.26% on investment (regulatory return)

11º ENCONTRO ANUAL Cemig-Apimec
CEMIG A Melhor Energia do Brasil

Long Term Strategic Plan


LTSP
Organic


Net profit
(Comparison with Strategic Plan)
Strategic Plan = 100%
Realized
Profit level of Strategic Plan
150%
100%
50%
0%
• Optimized management
• New acquisitions, tenders
2005
2006
2007
2008
2009
Actual
Strategic Plan

11º ENCONTRO ANUAL Cemig-Apimec
CEMIG A Melhor Energia do Brasil

Long Term Strategic Plan

- **Key elements for financing of expansion**:
  - We seek partners that can add value through:
    - Reduction of the need for own funds;
    - Access to low-cost financing;
    - Transparency in economic-financial valuation of projects.
  - Maximization of cash flow :
    - Generation of surpluses;
    - Rollover of debt;
  - Search for best opportunities for raising finance:
    - Continuous improvement in credit risk ratings.

11º ENCONTRO ANUAL Cemig-Apimec
CEMIG A Melhor Energia do Brasil

CompanyCemig stakePartnersYearRosal Energia S.A100%-2004AG Concessões25%JL AlquéresPactualTBEEmp. Amazonense de Transmissão25.00%Emp. Regional de Transmissão18.50%Emp. Norte de Transmissão18.50%Emp. Paraense de Transmissão25.00%Emp. Catarinense de Transmissão7.50%Light S.A20062006BrascanMontana DakotaUtilitesRecentacquisitions

19

GUIDANCE FOR2006 –2010Belo Horizonte, May29, 2006Wilson Nélio BrumerChairmanoftheBoard

20

EXPANSION OF GENERATION AND TRANSMISSIONBelo Horizonte, May29, 2006Celso FerreiraChief Planning,Projects and Construction Officer

ExpansionofTransmissionExpansionofGeneration10-year plan2006-2015Cemig’s investmentsinexpansion

ExpansionofTransmissionExpansionofGeneration10-year plan2006-2015Cemig’s investmentsinexpansion

BRAZIL'S HYROELECTRIC POWER

North
Potential: 111,396 MW
Used: 8.9%

Northeast
Potential : 26,268 MW
Used: 40.4%

Southeast/Center-west
Potential: 78,716 MW
Used: 41.0%

South
Potential: 42,030 MW
Used: 47.8%

Total
Potential: 258,410 MW
Used: 28.2%



Belém
São Luis
Tocantins
Fortaleza
Teresina
Natal
J.Pessoa
Parnaiba
Recife
Interligação Norte/Sul
São Francisco
Maceió
Aracaju
Salvador
Cuiabá
Interligação Sudeste/Nordeste
Brasilia
Goiânia
Paranaiba
Belo Horizonte
Campo Grande
Grande
Vitória
Paraná/Tietê
Paraiba do Sul
Rio de Janeiro
Paranapanema
Itaipu 12.600 MW Paragual
São Paulo
Iguaçu
Curitiba
Garabi 2.000 MW Argentina
Uruguai
Florianópolis
Jacui
Porto Alegre
Key
Load centers
Basins

Source: Brazilian Mining and Energy Ministry, June 2005

11º ENCONTRO ANUAL Cemig-Apimec

4

CEMIG

EXPANSION OF GENERATION – VISION, 2015

TOTAL: 41,050 MW


Sta. Elena
Boa Vista
Balbina
Manaus
Altamira
Tucuruí
V.Conde
S.Maria
São Luiz
Fortaleza
Colinas
Miracema
Gurupi
Irecê
Gov.Mang
Aracaju
Salvador
Funil
Ariquemes
Ji-Paraná
Guajará Mirim
Vilhena
Cuiabá
Vitória
Horizonte
Rio de Janeiro
São Paulo
Itaipu
Ibiporã
Curitiba
Others
990 MW
Belo Monte
5,500 MW
North/Manaus
4,640 MW
Madeira
6,450 MW
Northeast
4,310 MW
Southeast/Center-West
12,110 MW
South
7,050 MW

Annual consumption growth (%)

2005-2010	5.3
2010-2015	5.0
Average	5.2

Source: 10-year plan, 2006-2015 (EPE)

11º ENCONTRO ANUAL Cemig-Apimec
5
CEMIG A Melhor Energia do Brasil

EXPANSION OF GENERATION 2006 – 2015


Source: Hydroelectic
(excluding Belo Monte and Madeira)
Potential (MW)
3,000
2,500
2,000
1,500
1,000
500
-
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
S-East/C-West
South
Northeast
Others

Source: 2006-2015 10-year plan (EPE)

11º ENCONTRO ANUAL Cemig-Apimec
6
CEMIG

EXPANSION OF GENERATION 2006 – 2015



Source: Hydroelectric
Potential (MW)
6.000
5.000
4.000
3.000
2.000
1.000
-
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Madeira
Belo Monte

Source: 2006-2015 10-year plan (EPE).

11º ENCONTRO ANUAL Cemig-Apimec
7
CEMIG A Melhor Energia do Brasil

EXPANSION OF GENERATION 2006 – 2015



Sources: Thermal and Nuclear
Potential (MW)
3,000
2,500
2,000
1,500
1,000
500
-
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
S-East/C-West
South
Northeast
Others

Source: 2006-2015 10 year plan (EPE).

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CEMIG

Expansion expected: 41,340 km Focus of 10-year plan: Link the plants of Tocantins, Madeira and Belo Monte; Strengthen transmission in the Receiving Systems.Source: 2006-2015 10-year plan (EPE).EXPANSION OF TRANSMISSION –VISION, 2015

EXPANSION OF TRANSMISSION 2006-2015


Extension of transmission lines (km)
25,000
20,000
15,000
10,000
5,000
-
South
Southeast/
Center-West
Northeast
North

Source: 2006-2015 10-year plan (EPE).

Cemig-Apimec
10
CEMIG

TRANSMISSION LINES RECOMMENDED FOR TENDER IN 2006



Transmission line extension (km)
1600
1400
1200
1000
800
600
400
200
0
South
Southeast
Center-West
Northeast
North

Source: 2006-2015 10 year plan (EPE).

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CEMIG A Melhor Energia do Brasil

TRANSMISSION LINES RECOMMENDED FOR TENDER - 2007 ONWARD


7000
6000
5000
4000
3000
2000
1000
0
Transmission line extension (km)
South
Southeast
Center-West
Northeast
North
Maderia River Complex
Belo Monte (forecast)

Source: 2006-2015 10-year plan (EPE).

11º ENCONTRO ANUAL Cemig-Apimec

12

NETWORK CONNECTIONS IN 2015



N/
Man/Mac
2012
Imperatriz
B.Monte
NE
Colinas
Madeira
Southeast /
Center-West
Sistema CC
Itaipu
Sistema CA
Ivaiporã
S

Source: 2006-2015 10-year plan (EPE).

New large scale transmission systems:

- Belo Monte – Colinas link
- Madeira – Southeast link

11º ENCONTRO ANUAL Cemig-Apimec

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CEMIG A Melhor Energia do Brasil

10-year plan 2006-2015

Expansion of Generation

Expansion of Transmission

Cemig’s investments in expansion

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CEMIG A Melhor Energia do Brasil

STRATEGIC DIRECTIONGrowth to the regulatory limit, via acquisition or building of plantsTake part in expansion auctions and seek opportunities for acquisition of existing assets, to grow and add valueInvest in studies on future hydroelectric projectsGrow in both hydroelectric and thermal generation

Plantsunderconstruction

CAPIMBRANCO II210 MWCAPIMBRANCO I240 MWIRAPÉ360 MWAIMORÉS330 MWPLANTS UNDER CONSTRUCTIONBAGUARI140 MW

PLANTS UNDER CONSTRUCTION PRESENT SITUATION

PROJECT	POWER (MW)	ENTREPRENEURS	GENERATION STARTUP	SITUATION
Aimorés	330	Cemig (49%) CVRD (51%)	1ª unit: 31 Jul '05 2ª unit: 31 Aug '05 3ª unit: 1 Nov '05	Conditions for operational license being implemented
Capim Branco I	240	Cemig (21%) CVRD (48%) VMZ (13%) Paineiras (18%)	1ª unit: 21 Feb '06 2ª unit: 30 Mar '06 3ª unit: 16 May '06	Works at finalization phase
Irapé	360	Cemig (100%)	Forecast for 1st unit: 2nd half '06	Works concluded, units to be commissioned in 2006
Capim Branco II	210	Cemig (21%) CVRD (48%) VMZ (13%) Paineiras (18%)	Forecast for 1st unit: December 2006	Conclusion of project expected first half 2007
Baguari	140	Cemig (34%) Neoenergia (51%) Furnas (15%)	Forecast for 1st unit: October 2009	Start of works expected in April 2007

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CEMIG A Melhor Energia do Brasil

BAGUARI POWER PLANTTotal project budget:R$ 463.88million(November 2005 values)

New generationbusiness

AREAS OF INTEREST WITH HYDROELECTRIC POTENTIALFoz do Rio Claro67 MWMurta81 MW50 MWBarra do PombaPompéu210 MWCambuciFormoso300 MW130 MWItaguaçuChoro57 MWAngueretá54 MW3.150 MWSanto Antônio3.300 MWJirau51 MWParaíso107 MWDavinópolis5.500 MWBelo MonteEscura75 MW80 MW

STUDIES FOR FUTURE HYDROELECTRIC PROJECTS Inventory review studies: Paracatu River JequitinhonhaandAraçuaíRivers

THERMAL PLANTS UNDER STUDYIgarapé II219 MWCSA431 MWSulminas500 MW

Implementing and use of small hydro plants in Minas Gerais, through special purpose companies, with Authorized Companies, investors and CEMIG –with 49% stake –as stockholders. Sale of energy through PPA sale contracts, signed between the SPC and an A4 consumer.MINAS GERAIS SMALL HYDROPLANT PROGRAM –STRUCTURE

MINAS GERAIS SMALL HYDRO PLANT PROGRAM – PRESENT SITUATION

- **34 plants registered (523 MW);**
  - ✓ **7 with Memorandum of Understanding signed (102 MW);**
  - ✓ **21 with confidentiality agreements signed (317 MW);**
  - ✓ **6 with document analysis completed (104 MW);**

- **34 independent investors registered.**

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CEMIG A Melhor Energia do Brasil

SMALL HYDRO PLANTS IN FINAL PHASE

NAME	POWER (MW)	RIVER	MUNICI-PALITY	PARTNER	ENVIRONMENTAL LICENSE	PRESENT SITUATION
Pipoca	20	Manhuaçu	Caratinga / Ipanema	Hydro Partners	Initial license granted	Financing application delivered to BNDES. Final phase of closing proposal for works and equipment Final phase of economic analysis.
Cachoeirão	27	Manhuaçu	Pocrane / Alvarenga	Santa Maria Energética	Initial license granted	Financing application delivered to BNDES. Final phase of closing proposal for works and equipment Final phase of economic analysis.
Pacífico Mascarenhas	11	Paraúninha	Santana do Riacho	Cedro e Cachoeira	Environmental studies in preparation	Invitation to contract civil works and equipment
Total	58.0					

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CEMIG A Melhor Energia do Brasil

- 10-year plan 2006-2015
- Expansion of Generation
- **Expansion of Transmission**
- Cemig's investments in expansion

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CEMIG A Melhor Energia do Brasil

To grow, aiming to be among the five largest companies in the Brazilian transmission business in terms of permitted revenue.Participate in all expansion auction and seek opportunities for acquisition of existing assets, to grow and add value.Operate in the whole Brazilian market. STRATEGIC DIRECTIONS

Transmissionsystemsunderconstruction

TRANSMISSION SYSTEMS UNDER CONSTRUCTIONMontes Claros 2 IrapéFurnasItutingaJuiz de Fora 1AimorésMascarenhasAraçuaíPimenta138 km345 kV61 km230 kV144 km345 kV12 km230 kV67 km345 kV

TRANSMISSION SYSTEMS UNDER CONSTRUCTION – PRESENT SITUATION

PROJECT	ENTREPRENEURS	LENGTH (km)	COMPLETION
Irapé - Montes Claros 2, 345 kV	**Cemig (25%)** Alusa (41%) Furnas (24%) Orteng (10%)	138	December 2005
Irapé - Araçuaí, 230 kV	**Cemig (24,5%)** Alusa (41%) Furnas (24,5%) Orteng (10%)	61	Scheduled for September 2006
Furnas - Pimenta, 345 kV	**Cemig (51%)** Furnas (49%)	67	Scheduled for September 2006
Itutinga - Juiz de Fora, 345 kV	**Cemig (24%)** Alusa (41%) Furnas (25%) Orteng (10%)	144	Scheduled for November 2006
Aimorés - Mascarenhas 2, 230 kV	**Cemig (100%)**	12	Scheduled for August 2007
Charrúa - Nueva Temuco, 220 kV	**Cemig (49%)** Alusa (51%)	200	Scheduled for January 2008

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CEMIG A Melhor Energia do Brasil

TRANSMISSION SYSTEMS UNDER CONSTRUCTION


Path of Irapé – Araçuaí 2 transmission line


Part of the Furnas head-substation on the Furnas–Pimenta transmission line


– Montes Claros 2 transmission line


Irapé substation


Itutinga substation


Juiz de Fora 1 substation

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CEMIG A Melhor Energia do Brasil

RegionoftheCharrúa–NuevaTemucotransmissionlineCHILE: CHARRÚA –NUEVA TEMUCOTRANSMISSION LINECharrúa substationNuevaTemucosubstation

New business in transmission

AUGUST 2006 AUCTION AREAS OF INTEREST


SÃO SIMÃO
KEY
Planned
500 kV
345 kV
230 kV
CEMIG SUBSTATION
THIRD PARTY SUBSTATION
CEMIG HYDRO PLANT
THIRD PARTY HYDRO PLANT
SUBSTATION EXPANSION
NEW SUBSTATION
JAGUARA
ESTREITO
MARIMBONDO
RIBEIRÃO PRETO
POÇOS DE CALDAS
NEVES 1
MESQUITA
VERONA
MASCARENHAS

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CEMIG A Melhor Energia do Brasil

AUGUST 2006 AUCTION AREAS OF INTEREST


MS
PR
SP
Rio Paranapanema
Rio Paraná
Rio Ivaí
Rio Tibagi
Maringa
Londrina
Apucarana
Cascavel
Ponta Grossa
Curitiba
Guaira
Umuarama
Toledo
Ourinhos
CASCAVEL OESTE
FOZ DO IGUAÇU
KEY
Planned
500 kV
345 kV
230 kV
THIRD PARTY SUBSTATIONS
THIRD PARTY HYDRO PLANTS

Cemig-Apimec

36

CEMIG

AUGUST 2006 AUCTION CONTRACTS OF INTEREST

LOT	PROJECT	LENGTH (km)	INVESTMENT (R$)	PERIOD FOR CONSTRUCTION (months)
B	RIBEIRÃO PRETO – POÇOS DE CALDAS, 500 kV	137	306.6	22
	RIBEIRÃO PRETO – ESTREITO, 500 kV	118		
	ESTREITO – JAGUARA, 500 kV	53		
	RIBEIRÃO PRETO SUBSTATION – 500/440 kV	-		
C	SÃO SIMÃO – MARIMBONDO, 500 kV	216	209.5	22
	MARIMBONDO – RIBEIRÃO PRETO, 500 kV	196		
D	NEVES 1 – MESQUITA, 500 kV	172	99.0	18
F	MASCARENHAS – VERONA, 230 kV	107	41.1	18
	VERONA SUBSTATION – 230/138 kV	-		
G	CASCAVEL OESTE – FOZ DO IGUAÇU, 230 kV	115	48.3	18

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CEMIG A Melhor Energia do Brasil

COMPETITIVENESS IN TRANSMISSION AUCTIONS

Data for Last Aneel Auction – January 2005

Sum of values for Lots A-G	
Aneel investment	2.873 billion
Annual permitted revenue	515.5 million
O & M (annual)	23 million
BNDES Financing	65%
Average IRR to stockholder	22.13%

Assuming this scenario:

- Average auction discount 43.32%
- Perpetuity (renewal of concession)
- Accelerated depreciation

And assuming:

- 15% reduction of investment
- 50% reduction in O&M costs

Average IRR to stockholder = 8%

- 25% reduction in investment
- 50% reduction in O&M costs

Average IRR to stockholder = 12%

Conclusion: Investors in transmission are working, in their projects, with internal rates of return between 8 and 12%.

11º ENCONTRO ANUAL Cemig-Apimec
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CEMIG A Melhor Energia do Brasil

TRANSMISSION BUSINESS PROSPECTS UNDER STUDY


PR
SC
RS
Machadinho
Campos Novos
Blumenau
Rio do Sul
Barra Grande
Lages
KEY
ALUSA
TBE
525 kV
230 kV
THIRD PARTY SUBSTATIONS
THIRD PARTY HYDRO PLANTS
Ministério dos Transportes

11º ENCONTRO ANUAL Cemig-Apimec

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CEMIG A Melhor Energia do Brasil

TRANSMISSION BUSINESS
UNDER STUDY

NEW CONSTRUCTION

MACHADINHO – CAMPOS NOVOS TRANSMISSION LINE

BARRA GRANDE/LAGES/RIO DO SUL TRANSMISSION LINE

MACHADINHO - CAMPO NOVOS C2, 525 kV	BARRA GRANDE/LAGES/RIO DO SUL, 230 kV
Length: 51 km	Length: 195 km
Estimated investment: R$ 213 million	
Permitted annual revenue: R$ 31.3 million	

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Cemig-Apimec
40
CEMIG A Melhor Energia do Brasil

10- year plan 2006-2015

Expansion of Generation

Expansion of Transmission

Cemig investments in expansion

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Cemig-Apimec

41

CEMIG
A Melhor Energia do Brasil

INVESTMENT PROGRAM – GENERATION AND TRANSMISSION

R$ Million

	2006	2007	2008	2009	2010
Generating company	128	94	29	30	30
Transmission company	108	12	18	20	20
Holding Company					
- Generation	31	2	-	-	-
- Transmission	37	-	-	-	-
Total	304	108	47	50	50

Reference: Cemig Strategic Plan
Currency: June 2006

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CEMIG A Melhor Energia do Brasil

EXPANSION OF GENERATION AND TRANSMISSIONBelo Horizonte, May 29,2006Celso FerreiraChief Planning, Projects and Construction Officer

CEMIG DISTRIBUIÇÃO S.A.“Management Model Focused on Strategy”Belo Horizonte, May 29, 2006José Maria de MacedoChief Distribution and Sales Officer

MARKET SYSTEM; THE REGULATOR

THE DISTRIBUTION BUSINESS

- Natural monopoly
  - Greater economic efficiency and lower costs, avoiding waste and duplication of facilities.
  - Subject to regulation (substitute for competition).
- Role of regulator (Aneel)
  - Decide fair tariffs.
  - Avoid situations of abuse deriving from monopoly.
  - Verify that service quality levels comply with legislation.
- "Regulation by incentives"
  - Regulator establishes maximum tariff ('price cap').
  - Price cap is periodically adjusted by an official inflation index, and also in line with cost variations.
  - At longer intervals, regulator reviews the price-cap tariff level.

11º ENCONTRO ANUAL Cemig-Apimec

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CEMIG A Melhor Energia do Brasil

CARACTERIZAÇÃO DO NEGÓCIO DISTRIBUIÇÃO

SERVICE WITH SET REQUIRED REMUNERATION

RR = **Portion A - VPA (non-manageable costs)** + **Portion B - VPB (manageable costs)**

Portion A - VPA:

- Purchased Energy

Sector charges (RGR, CCC, CDE, TFSEE, CFURH)

- Charges for use of grid

Portion B - VPB:

- Personnel, materials, services, etc. (PMSO)
- Depreciation, amortization
- Remuneration of assets

- Required Revenue (RR) is the sum of costs recognized by the regulator as prudent and adequate. It must:
  - Provide return on investments at fair rates.
  - Preserve service quality.
  - Provide resources to cover efficient operational costs.
- Costs of Portion A items automatically passed through to tariffs.
- Only Portion B items are able to be managed by Distributors.

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CEMIG A Melhor Energia do Brasil

MANAGEMENT FOCUS of a DISTRIBUTION COMPANY  Distributors’ remuneration is in management items (VPB). Historically, it is in these items that the pressure for reduction of tariffs occurs.  The company’s challenge is to influence in the reduction of the non-manageable portion (VPA), aiming for moderateness in tariffs, keeping the items of VPB at levels that ensure adequate profitability. ‘Reference’ Company -PMSOVPBAllowed remunerationDepreciation-CARACTERIZAÇÃO DO NEGÓCIO DISTRIBUIÇÃO

4

DISTRIBUTOR's CORPORATE CONTRIBUTION TO CEMIG

DISTRIBUTOR vs. COROPRATION

Dividends ↔ **Stock price (capital gains)**

RESULTS

- Cashflow
- Profitability
- Safety
- Regulatory Requirements
- No default
- Commercial Losses
- Maintain property

ACTION

- Financial and tariff processes
- Engineering processes
- Market processes
- Management processes
- Corporate Directives and Policies + Management with Creativeness and Motivation

ANEEL

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CEMIG A Melhor Energia do Brasil

STRATEGY
– FOCUS OF THE MANAGEMENT MODEL

THE MANAGEMENT MODEL


Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Initiative
Corporate Target
Corporate Indicator
Objectives
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

11º ENCONTRO ANUAL
Cemig-Apimec
6
CEMIG
A Melhor Energia do Brasil

O MODELO DE GESTÃO

STRATEGY – FOCUS OF THE MANAGEMENT MODEL


Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Initiative
Corporate Target
Corporate Indicator
Objectives
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

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CEMIG A Melhor Energia do Brasil

STRATEGIC DIRECTIONS –2006-2010STRATEGIC PLANNING •Reduce expenses to obtain operational efficiency gains.•Optimize use of assets.•Protect revenue and assets.•Seek reduction of weighted average cost of capital.•Invest with eyes on the logic of the tariff review.•Universalize consumer service by 2006.GrowIncrease value of company

8

 Continually seek adjustment to the ‘Reference Company’, seek best practices in the processes which comprise it. Guarantee quality of product and service to client, in accordance with regulatory demands, at the limits of cost given by the referencecompany. Increase efficiency in inventory management.Increase Operational Efficiency Intensify economically sustainable actions to protect revenue and assets Customer default Losses TheftProtect revenueSTRATEGIC PLANNINGHOW TO INCREASE THE VALUE OF THE COMPANY AND GROW

9

 Adapt the planning of works, seeking to concentrate programmablecapital expenditure in the last two years prior to the tariff review. Review criteria for planning of the electricity system aiming toreduce unit investment costs. Manage the universalizationprogram on a business basis.  Seek financing alternatives for the expansion projects, contributing to reduction of weighted average cost of capital of Distribuição.Seek efficiency and expansion of the electricity system Operate in all the sector and institutional forums to reduce theparticipation of Portion A (VPA) and the tax burden affecting the tariff. Seek moderation in tariffsSTRATEGIC PLANNING HOW TO INCREASE THE VALUE OF THE COMPANY AND GROW

10

 Continuously control exposure in purchase and sale of energy within the regulated environment, by formulating and reviewing strategies. Put in place new system for monitoring and forecasting demand and consumption.In buying electricity, minimize exposure to the short-term marketSTRATEGIC PLANNING HOW TO INCREASE THE VALUE OF THE COMPANY AND GROW

11

STRATEGY
– FOCUS OF THE MANAGEMENT MODEL

THE MANAGEMENT MODEL



Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Corporate Target
Corporate Indicator
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

11º Encontro Anual Cemig-Apimec
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CEMIG A Melhor Energia do Brasil

THE BALANCED SCORECARDSTRATEGIC PLANNING [GRAPHIC]

13

STRATEGY – FOCUS OF THE MANAGEMENT MODEL



Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Initiative
Corporate Target
Corporate Indicator
Objectives
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

O MODELO DE GESTÃO

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CEMIG A Melhor Energia do Brasil

CONTRACTING MANAGEMENT TARGETS –ASSUMPTIONS •Make each manager aware of his proportionate contribution to thecompany’s result.•Agree the necessary performance formally, with each one.•Align personal interests with those of the organization.•Seek commitment by managers to results.•Allow decisions to be taken rapidly, based on clear targets.O MODELO DE GESTÃO [TABLE]

15

STRATEGY
– FOCUS OF THE MANAGEMENT MODEL



Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Initiative
Corporate Target
Corporate Indicator
Objectives
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

O MODELO DE GESTÃO

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CEMIG A Melhor Energia do Brasil

STRATEGIC INITIATIVES: DECISIONS AND ROLL-OUTO MODELO DE GESTÃO [CHART]

17

O MODELO DE GESTÃO

STRATEGY – FOCUS OF THE MANAGEMENT MODEL


Strategic Planning
Strategic plan (30 years)
Five-year Plan
Financial planning
Strategic directions
Review/Decision
INTEGRATED AUDIT
Strategic Analysis
Critical Analysis
Translation of Strategy (BSC)
Initiative
Corporate Target
Corporate Indicator
Objectives
Budget
Action Level 2
Action Level 3
Action Level 4
PACP Action
Management Program
Management Target
Committee Target
Supervisor Target
Operational Target
Management Indicator
Committee Indicator
Supervisor Indicator
Operational Indicator
Principles of the Management System
Objectives for Environment, Quality, Health and Safety
Integrated Management System

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CEMIG

THE MANAGEMENT MODEL

MANAGEMENT BY PROCESSES


Director-Level
Regulatory Subjects
Relationship with Corporate Clients
West Region
East Region
Center Region
Planning & Expansion
Control & Management
Operation & Maintenance
Commercial Relationship
Regional Superintendents
Functional Superintendents
Planning & Expansion
Control & Management
Operation & Management
Commercial Relationship & Service

SGS - Sistema de Gestão de Saúde e Segurança do Trabalho

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CEMIG A Melhor Energia do Brasil

ECONOMIC VALUE ADDED - EVA


EVA
500
(500)
(1.500)
106 R$
288
(24)
(350)
(739)
(1.092)
2001
2002
2003
2004
2005

Strategic Objective

Maximize profitability

Formula

EVA = (Capital Invested) x (ROIC – WACC)

Comments

- Supply crisis affected 2001 and 2002.
- Improvement in economic-financial performance starting from 1st tariff review.
- Up to 2004, results do not yet reflect the economic-financial balance (items pending in replacing of required revenues).
- In 2005 the 1st tariff review of Cemig Distribuição was completed.

INDICADORES ESTRATÉGICOS

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CEMIG A Melhor Energia do Brasil

EBITDA MARGIN•Improvement in operational results starting from 2003, significantly influenced by tariff review.•Development of performance also reflects operational efficiency gains.Increase OperationalMarginStrategicobjectiveEBITDA MARGIN=EBITDA/NET REVENUEFormulaCommentsSTRATEGIC INDICATORSMargem de EBITDA6,2(0,3)8,913,122,7-10,020,030,020012002200320042005%

21

OPERATIONAL EXPENSES•Structured plan to adapt operational expenses to the efficiency levels of the Reference Company: •Restructuring of the economic-financial management model.–Optimization of operational processes. –Decision on targets and operational cost reduction initiatives.ReduceoperationalexpensesStrategicobjectiveFormulaPMSO / Numberof clientsComentários PMSO p/ Cliente214196180183180010020030020012002200320042005R$STRATEGIC INDICATORSDecember2005 R$Employees, Materials and Outsourcing

22

INCOME STATEMENT –1Q2006DESEMPENHO ECONÔMICO-FINANCEIRO•EBITDA reduced due mainly to extraordinary non-recurring revenue in 1Q2005 (RTD). •Increase in revenue from sales to final consumers, arising from average tariff adjustment of 23.88% in April 2005, with full effect in 2006.•Increase in revenues from connection and use of the system, effect of migration of major industrial consumers to “Free Consumer” status.ITEMS1Q20061Q2005 Net revenue 1,6271,679Operational expenses(1,348)(1,217)EBIT278 462 EBITDA371 551 Financial revenue (expenses)30149Non-operational rev (exp)(8)(4)Tax provisions (inc.tax, Soc. Cont.)(103)(201)Net profit197405

23

ECONOMIC-FINANCIAL PERFORMANCE

STRATEGIC INDICATORS – 1Q2006

Indicator	1Q 2006
Ebitda Margin (%)	23
EVA (R$m) (1)	112
OpExp (PMSO/Client) - R$ (2)	179

(1) WACC – pro rata from annual index
(2) Forecast for December 2006

- Outcome confirms improvement in results of Distribuição provided by process of tariff review.
- Also reflects efforts of Cemig D to optimize processes, to obtain operational efficiency gain.

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CEMIG A Melhor Energia do Brasil

OUTLOOK Regulatory environment for distribution now reasonably stable. Finalization of first cycle of tariff review established tariff level creating significant improvement in Company’s results.  Operational expenses are adjusted to the efficiency levels envisaged in the Reference Company.  Management model focused on strategy already consolidated and shown to be efficient in improving results.  With the conclusion of theuniversalizationprogram,Distribuição’sneed tocapexwill be significantly reduced.CONCLUSIONS

25

CEMIG DISTRIBUIÇÃO S.A.“Management Model Focused on Strategy”Belo Horizonte, May29, 2006José Maria de MacedoChief Distribution andSalesOfficer

26

www.cemig.com.br

11º ENCONTRO ANUAL
Cemig-Apimec

CEMIG
A Melhor Energia do Brasil.

THE ENVIRONMENT
Policy and Actions

Luiz Augusto Barcellos Almeida

Environmental and Quality Co-ordination Department

Belo Horizonte, May 29, 2006

CMIG3 NÍVEL 1 BOVESPA BRASIL · CMIG4 NÍVEL 1 BOVESPA BRASIL · CIG LISTED NYSE · Latibex · ISE Índice de Sustentabilidade Empresarial

CEMIG AND THE ENVIRONMENT – BRIEF RECENT HISTORY

- First Enviromental Studies by Cemig - 1970
- Stockholm Conference – 1972
- Volta Grande Fish Culture Station - 1978
- Brazilian Federal Law 6938 – 1981
- Peti Research Station – 1983
- Our Common Future – 1983 – 1987

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CEMIG A Melhor Energia do Brasil

THE ENVIRONMENT AND BRAZIL – BRIEF RECENT HISTORY

- CONAMA Resolution No. 001 – Brazil – 1986
- Installation Licence for the <u>Nova Ponte</u> Power Plant – 1987
- 1988 Constitution
- Cemig Environmental Policy - 1990
- ECO 92 and the NGO's Forum
- Environmental Management System – ISO 14000 – 1994

Cemig-Apimec
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CEMIG

CEMIG AND THE ENVIRONMENT – RECENT HISTORY

- The Galheiro and Jacob Reserves – 1994-1997
- The Kyoto Protocol - 1997
- Brazilian Federal Law 9605 – 1998
- ISO 14001 Certification for the Nova Ponte Power Plant – 2000
- Joahnnesburg – Rio + 10 – 2002
- Intense debate on licensing in Brazil

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CEMIG A Melhor Energia do Brasil

TRENDS Investors seeking “clean”companies. A clean company is competitive. Environment and social responsibility become part of business strategies. There will be an increasing need to value companies in terms of their economic, environmental and social performance. Investments and business transactions are (or will be) decided based on these evaluations.

5

STRATEGYTo grow in a sustainable manner and to widen the access to investors with a focus on socially responsible projects: participate in socially responsible investment funds; assessment and valuation of the company in terms of the classification obtained in these Funds; orient internal initiatives based on these assessments.

6

SUSTAINABILITY

- The Dow Jones Sustainability Index
- The Real ABN Amro Bank Ethical Fund in Brazil
- Oekom Research
- Storebrand Scudder Environmental Value Fund
- Socially Responsible Investing – Unibanco
- Sao Paulo Stock Exchange Corporate Sustainability Index (ISE)

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CEMIG A Melhor Energia do Brasil

SUSTAINABILITY

SUSTAINABILITY

Economic

Environmental

Social

↑ Corporate Governance

↑ Sustainable Development

↑ Social Responsibility

11º ENCONTRO ANUAL Cemig-Apimec

8

The DJSIThe Dow Jones Sustainability Index (DJSI) is a joint initiative by the Dow Jones Indexes and the SAM Group, and was launched in 1999. financial performance  economic, environmental and social factors company’s strategy: risks and opportunities 28 themes 84 items of evaluation

9

TheDJSIStockpricesof thecompaniesin thisgrouphaveoutperformedthoseof othercompanies. [CHART]

10

The DJSI Cemighas been included in the DJSI since the first year the index was produced. Cemigis the only Latin American electricity utility company in the index. In the period 2005-2006 more than 2,500 companies in 58 industrial sectors in 34 countries were assessed for the index. 317 companies were selected. The other Brazilian companies in the DJSI are Banco Itaú andAracruzCelulose.

11

The DJSI2001LEADER OF THE SECTORElectricity Utilities: Brazil, Canada, United States, Spain, Finland, Italy, Japan, Portugal

12

TheDJSIELECTRICITY UTILITIES: 2005-20060%20%40%60%80%100% GENERAL AVERAGE OF THE PARTICIPANTSDJSI MINIMUMDJSI BEST Source: The Sustainability Yearbook2006 –SAM,Price.

13

ENVIRONMENTAL MANAGEMENT AT CEMIG In 2005Cemigspent R$ 61 million in environmental adaptation projects and environmental aspects of new works. A further R$ 24 million was spent on operation and maintenance of environmental protection facilities.

14

ENVIRONMENTAL MANAGEMENT AT CEMIG Corporate co-ordination. Execution by the areas responsible in each business. Manager responsible for administering environmental issues in their activities. Decisions on action are based on our experience, the need for protection of the environment, and the legislation.

15

•All the areas ofCemigthat interact with the environment have to obey the corporate standards.•Two power plants already have ISO 14001 Certification: Nova Ponte and Itutinga.ENVIRONMENTAL MANAGEMENT AT CEMIG

16

•Cemigalso uses an internal Environmental Management System, conceived on the basis of ISO 14001, referred to as SGA Level 1.•The managements certified with this system already cover more than 180 municipalities and 2,800 employees, and include generation, distribution and transmission of electricity and the company’s materials sector.ENVIRONMENTAL MANAGEMENT AT CEMIG

17

LICENSING IN 2005

- ✓ Operational licenses for the Irapé, Capim Branco I, Itutinga and Rosal hydroelectric power plants.
- ✓ Renewal of the licenses of the Nova Ponte and Miranda hydroelectric power plants.
- ✓ Renewal of the licenses of the Ipatinga 1,230 kV substation and the São Gonçalo do Pará–Nova Serrana transmission line and the Nova Serrana 1–Pitangui transmission line.
- ✓ Installation license for the Araxá–Jaguara transmission line.
- ✓ Operational license for the Ouro Preto substation (2,500 kV).

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CEMIG A Melhor Energia do Brasil

PROJECTS INVOLVING COMMUNITIESRELOCATION OF THE ENTIRE CITY OF NOVA PONTE -1994RURAL RESETTLEMENT THE IRAPÉ HYDROELECTRIC POWER PLANT -2005

19

ENVIRONMENTAL RESEARCH Riverside Forest Studies Center Fish Transposition Studies Center Fire handling technologies Reservoir erosion control techniques  Assessment of biomass planting for energy purposes  Hydrological studies in river head waters>Water quality in plant maintenance>Cultivation of native fish>Studies on fish barriers for hydro plant rotors

20

EFFORTS FOR BIODIVERSITY FISH ELEVATOR at the FUNIL hydroelectric power plant FISH CULTURE at the VOLTA GRANDE hydroelectric power plant Release of fish

21

JACOB RESERVEANIMAL MONITORINGEFFORTS FOR BIODIVERSITYSEED LABORATORY

22

URBAN TREE MANAGEMENTDIRECTIONAL PRUNINGNETWORKS PRESERVED

23

RECYCLING AND REUSERECYCLING OF LAMPSIMPROVEMENT OF FACILITIESOIL REGENERATION

24

ENVIRONMENTAL EDUCATIONMORE THAN 12,000 PUPILS PARTICIPATED IN CEMIG ENVIRONMENTAL EDUCATION ACTIVITIES IN 2005

25

The‘MINAS TRIANGLE’ andthe UPPER PARANÁIBA 309 schools 113,482 pupils SOUTH OF MINAS andthe ‘CAMPO DAS VERTENTES’ ENVIRONMENTAL EDUCATIONThe ‘Our Land’ Identification Campaign

26

www.cemig.com.br

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Cemig-Apimec

CEMIG
A Melhor Energia do Brasil.

THE ENVIRONMENT
Policies and Actions

Luiz Augusto Barcellos Almeida

Environmental and Quality Co-Ordination Department

Belo Horizonte, May 29, 2006

CMIG3 NÍVEL 1 BOVESPA BRASIL

CMIG4 NÍVEL 1 BOVESPA BRASIL

CIG LISTED NYSE

Latibex

ISE Índice de Sustentabilidade Empresarial

THE ‘LUZ PARA TODOS’ (‘LIGHT FOR EVERYONE’) PROGRAMBelo Horizonte, May29, 2006Djalma Bastos de MoraisCEO

PROFITABILITY AND SOCIAL RESPONSIBILITY•Mission: to operate in the electricity sector with profitability and social responsibility•In joining the Luz para TodosProgram,Cemigaims:  To protect stockholders’long-term interests  To comply with the legislation approved by Congress  To meet the needs of rural communities in its concession area.

2

PROGRAM OBJECTIVES•Serve all rural domiciles not yet provided with electricity •Improve the quality of life in rural areas by access to electricity •Help reduce exodus from the countryside and the costs it causes•Contribute to economic, financial and social development of municipalities in Minas Gerais

3

BUDGET AND TARGET

- Budget: approx. R$ 1.641 billion.
- Approximately 176,000 clients to be connected – including PPR, PRT, people settled by Incra (Rural Settlement Agency), municipal schools and state schools.
- Increase service ratio in countryside from 77.1% to 100%.

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CEMIG A Melhor Energia do Brasil

GENERAL DATA

- Construction of 65,000 km of rural electricity lines (approximately 22% of the total extension of the existing rural network)
- Install approximately 580,000 posts
- Install approximately 120,000 transformers

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CEMIG A Melhor Energia do Brasil

FUNDING

- Funding sources
  - ✓ The EDC (Energy Development Account) Fund – built from subventions
  - ✓ The RGR (Global Reversion Reserve) - Financing
  - ✓ Exemption from ICMS Tax
  - ✓ Cemig's own funds

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CEMIG A Melhor Energia do Brasil

CASHFLOW•Fullserviceby2010NPV = (R$ 456,890,000) ITR = 7.86%Ownfunds•Fullserviceby2006NPV = (R$ 209,311,000) ITR = 13.95%Own funds, CDE, RGR andICMS exemption•Fullserviceby2006 with funds fromCemig’s ‘Social Profit’NPV = 0 ITR = 18.00% Own funds, CDE, RGR, ‘Social Profit’ and exemption fromICMSNet cash flow(250,000) (200,000)(150,000) (100,000) (50,000) 050,000100,000150,0002,004 2,005 2,006 2,0072,0082,0092,0102,0112,0122,0132,0142,0152,016 FLUXO DE CAIXA LÍQUIDO NET CASH FLOW Net cash flow (400,000) (350,000) (300,000)(250,000) (200,000) (150,000) (100,000) (50,000) 050,000100,000150,0002,004 2,0052,006 2,0072,0082,0092,010 2,0112,0122,013 2,0142,0152,016 FLUXO DE CAIXA LÍQUIDO NET CASH FLOWNet cash flow -400000-300000 -200000-1000000100000200000 2004 20052006 200720082009 2010201120122013 2014 2015 2016 FLUXO DE CAIXA LÍQUIDO RECURSOS ADVINDOS DO LUCROFUNDS FROM CEMIG’S PROFITSNET CASH FLOW

7

MANAGING THE PROGRAM•Internationally-renowned consultancy company with wide experience in managing large-scale projects contracted•Partnership with this company aims to: •Comply with scope and timetable to comply with the Program’s budget to minimize risks of execution

8

EXECUTION OF THE PROGRAM•Due to the great challenge of extending electricity to all the rural domiciles in its concession area by the end of the 2006,Cemigdivided the state of Minas Geraisinto four parts and contracted execution of the works on the turnkey regime, for creation of approximately 140,000 connections. •The works will be executed by companies with proven experience in realization and integration of very large projects.

9

TURNKEY EXECUTION: Section 1Section 126,952 beneficiaries14,399 km of networkCBPO Section 2Section 236,984 beneficiaries11.200 km of networkA. GUTIERREZSection 3Section 339,192 beneficiaries13,912 km of networkQUEIROZ GALVÃOSection 4Section 437,608 beneficiaries14,616 km of networkCBPO

10

PROGRESS ON THE PROGRAM•Connection of approximately 75,000 rural homes and establishments by around May 2006.•Works in progress to serve the 33,000 beneficiaries.

11

SERVICEPropertyservedBasic“kit” installed

12

THE ‘LUZ PARA TODOS’ (‘LIGHT FOR EVERYONE’) PROGRAMBelo Horizonte, May29, 2006Djalma Bastos de MoraisCEO

13

CEMIGGERAÇÃO E TRANSMISSÃO S.A.Elmar de Oliveira SantanaChief Generation and Transmission OfficerBelo Horizonte, May29, 2006

1.INTRODUCTION.2.THE STRATEGIC PLAN.3. DECISIONS ON STRATEGIC DIRECTION.4. GENERAL INFORMATION.5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS.6. OPERATIONAL MANAGEMENT OF THE TRANMISSION BUSINESS.7.PERFORMANCE.8.CONCLUSION.SUMMARY

2

ADDING VALUE FOR STOCKHOLDERS. MEETING TARGETS.1.INTRODUCTION

3

TARGETS IN THE STRATEGIC PLANProductivityTG2. THE STRATEGIC PLAN Management of the present assets, and new assets absorbed, helps increase productivity and meet targets of the Strategic Plan.

4

3. STRATEGIC DIRECTION

New business:

- ✓ Generation.
- ✓ Transmission.

Operational efficiency → **Continuous efforts to reduce operational costs.**

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CEMIG A Melhor Energia do Brasil

4. GENERAL INFORMATION

ORGANIZATIONAL STRUCTURE


CEMIG Holding
CEMIG D 100%
CEMIG GT 100%
GASMIG 55.19%
INFOVIAS 100%
Independent production - various stockholdings
Efficientia 100%
Management
✓ Consortia
✓ SPCs

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CEMIG A Melhor Energia do Brasil

EMPLOYEES 1,545 employees with a corporate culture of competence and focus on results.4. GENERAL INFORMATIONBoard - 2 employees0.13%Transmission 483employees31.26%Planning, Maintenance & Workshops217 employeesGeneration 832 employees53.85%Management 11employees0.71%

7

Monthly reportManagement Model“Good Morning”•Operational analysis•DailyProgrammed management•Technical management analysis•Tactical-operational analysis•MonthlyBSC•Strategic analysis•4 times per year4. GENERAL INFORMATION For good-quality corporate decision making

8

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS.TheSão Simão hydroelectricplant

9

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

- 55 plants in operation
  Installed capacity: 6,146 MW.
- 'Assured Energy': 3,710 MW average.
- 2 plants under construction.


Formoso
Machado Mineiro
Pandeiros
Queimado
Santa Marta
Irapé
Poquim
Capim Branco II
Emborcação
Três Marias
Santa Luzia
Lages
Morro do Camelinho
Salto Morais
Pissarrão
Paraúna
Tronqueiras
Martins
Capim Branco I
São Simão
Miranda
Salto Grande
Porto Estrela
Nova Ponte
Dona Rita
Sá Carvalho
Aimorés
UTE Barreiro
UTE Ipatinga
Igarapava
UTE Igarapé
Peti
Sumidouro
Volta Grande
Jaguara
Gafanhoto
Bom Jesus do Galho
Cajuru
Rio de Pedras
Anil
Salto do Paraopeba
Rosal
Funil
Itutinga
Poço Fundo
Piau
Camargos
Marmelos
Jacutinga
Xicão
Joasal
Paciência
Luiz Dias
São Bernardo

➢ **Cemig's network of plants: efficiently managed, operationally effective.**

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CEMIG A Melhor Energia do Brasil

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

Plants generating electricity outside Minas Gerais


Paraná
Porto União
Salto do Passo Velho
Salto Voltão
Xanxerê
Chapecó
Caçador
Jaraguá do Sul
Joinville
Ilha de São Francisco
São Francisco do Sul
Brusque
Itajaí
Blumenau
Rio do Sul
Ilha de Santa Catarina
São José
Florianópolis
Palhoça
Lages
Imbituba
SÃO JOAQUIM
Morro da Igreja 1.822 m
SERRA GERAL
Tubarão
Laguna
Criciúma
OCEANO ATLÂNTICO
APARADOS DA SERRA
RIO GRANDE DO SUL

Espírito Santo


Rosal

▲ **3 Hydroelectric plants**

- **2 in Santa Catarina, with installed capacity of: 10.0 MW**
- **1 in Espírito Santo (Rosal) with installed capacity of: 55 MW**

11º ENCONTRO ANUAL Cemig-Apimec

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CEMIG A Melhor Energia do Brasil

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

AVAILABILITY OF CEMIG'S MAJOR POWER PLANTS


%
100
90
80
70

	2002	2003	2004	2005
Availability	89.02	91.35	91.66	91.36

- **Operational plans with emphasis on controls.**

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CEMIG
A Melhor Energia do Brasil

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

AVAILABILITY – MAJOR PLANTS – 2006

Plant	Target	Up to April 2006
São Simão	89.00	96.90
Emborcação	94.30	98.50
Miranda	66.00	89.04
Jaguara	81.80	95.44
Nova Ponte	89.50	99.32
Volta Grande	92.70	96.10
Três Marias	84.60	95.51
Salto Grande	81.00	99.35
Itutinga	92.00	98.64
Camargos	94.50	100.00
Forecast	**86.50**	**96.67**

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CEMIG A Melhor Energia do Brasil

0123 2.471.971.671.572002200320042005 Theaim: improvedperformance.BREAKDOWN RATES –MAJOR PLANTS5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESSBreakdown rateBreakdown rate

14

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

BREAKDOWN RATES – MAJOR PLANTS – 2006

Plant	Target	To April 2006
São Simão	2.50	1.65
Emborcação	2.50	1.66
Miranda	2.50	1.03
Jaguara	2.50	1.95
Nova Ponte	2.50	1.71
Volta Grande	2.50	5.20
Três Marias	2.50	0.58
Salto Grande	2.50	1.28
Itutinga	2.50	0.52
Camargos	2.50	1.67
Forecast	**2.50**	**1.70**

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CEMIG A Melhor Energia do Brasil

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

GENERATION MARKET – MAIN AGENTS


Furnas
9.9%
Chesf
12.0%
Copel
3.7%
CESP
7.5%
Tractebel
6.7%
Cemig
7.1%
Light
0.3%
Itaipu(50%)
8.3%
Duke Energy
2.0%
Eletronorte
7.5%
AES Tiete
2.4%
Others
32.6%

➢ **CEMIG GT is Brazil's 6th largest generator.**

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CEMIG A Melhor Energia do Brasil

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

INSTALLED CAPACITY OF MAIN PLANTS

Plant	Installed capacity (MW)	Assured energy (MW Average)	Startup
São Simão	1,710	1,281	1978
Emborcação	1,192	497	1982
Nova Ponte	510	276	1994
Jaguara	424	336	1971
Miranda	408	202	1998
Três Marias	396	239	1962
Volta Grande	380	229	1974
TOTAL	**5,020**	**3,060**	

- **The 7 largest plants have 82% of the installed capacity.**

11º ENCONTRO ANUAL Cemig-Apimec
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CEMIG A Melhor Energia do Brasil

 Resources, to generateresults.ENERGY STORED IN THE BRAZILIAN SOUTH-EAST AND CENTER-WEST REGIONS, JAN. 92–ABR. 2006 --% OF TOTAL AVAILABLE VOLUME 85.887.359.493.236.276.942,970.123.032.2 28.3 59.918.570.143.582.762.888.352.677.150.889.049.6 78.094.680.994.178.90102030 405060 70 80 90 100 19921993 1994 199519961997199819992000 20012002200320042005200659.25. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

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5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

Growing productivity


Number of employees vs. Installed capacity
Number of employees
1400
1300
1200
1100
1000
900
800
700
600
500
Installed capacity, MW
7000
6000
5000
4000
3000
2000
1000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year
Employees
Installed capacity

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CEMIG

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

Growing productivity

Outsourced services and installed capacity



MW
6500
6000
5500
5000
R$ Million
50
40
30
20
10
0

	2000	2001	2002	2003	2004	2005
Pot. Inst.	5632	5682	5712	5771	5949	6146
Terceiros	47.22	47.05	44.03	38.28	40.77	44.18

Years

Inst. cap. — Outsourced

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CEMIG A Melhor Energia do Brasil

 ItutingaPlant: 50 years generating electricity; The first plant in Latin-America certified with Integrated Management System (SIG) –Quality, Health and Safety, Environment;  Integrated Management System (SIG): implementation in all CEMIG plants by December 2006.Achievements, with continuous improvement in profit.5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

21

Investments in economic viabilityReforms and ImprovementsR$ 172 million•Modernization ofTrês Marias–R$ 53 million –2004 to 2007;•Modernization ofJaguara–R$ 36 million –2002 to 2008;•Billing measurement -R$19 million –2005 to 2006;•Jaguaratransformers –R$27 million –2005 to 2009;•SaltoGrande generator –R$19 million –2005 to 2009;•Others –R$18 million –2005 to 2006. Investments with guaranteed return.5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

22

Modernizationof Três Marias: R$53 million.5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

23

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESSModernizationof Jaguara:R$ 36 million–2002 to 2008

24

Measurementof billing: R$19 million–2005 to 20065. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

25

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESSJaguara Transformers:R$ 27 million–2005 to 2009

26

Salto Grande generator: R$ 19 million–2005 to 20095. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

27

5. OPERATIONAL MANAGEMENT OF THE GENERATION BUSINESS

ACTIONS TO ADD VALUE

- **Reform and modernization of facilities.**
- **Maintenance based on reliability – MBC**
- **Automation and facilities monitoring systems.**
- **Electronic security vigilance at facilities.**
- **Focus on core business: sale of assets not necessary for generating value (villages, lands, etc.).**
- **Implementation of Integrated Management System (SIG).**
- **Management by business unit – business plan for each plant.**

Cemig-Apimec
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CEMIG

6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS



Outgoing lines from Bom Despacho Substation to Jaguara and São Gotardo

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CEMIG

Ouro Preto 2Ouro Preto 2Neves 1Neves 1Barbacena 2Barbacena 2Lafaiete 1Lafaiete 1Volta GrandeVolta GrandeMontes Claros 2Montes Claros 2Várzea Palma 1Várzea Palma 1Três MariasTrês MariasItabira 2Itabira 2G. Valadares 2G. Valadares 2Nova PonteNova PonteMirandaMirandaItutinga (Fu)Itutinga (Fu)CamargosCamargosSão Gonçalo ParáSão Gonçalo ParáN.Era 2N.Era 2Itutinga (CM)Itutinga (CM)Pimenta PimentaJaguaraJaguaraSão Gotardo 2São Gotardo 2TaquarilTaquarilJoãoMonlevade2JoãoMonlevade2 Barão Cocais 2 Barão Cocais 2Barreiro 1Barreiro 1Porto EstrelaPorto EstrelaVespasiano 2Vespasiano 2FunilFunilIgarapavaIgarapavaBom Despacho 3Bom Despacho 3Itutinga (CM)Itutinga (CM)UT IgarapéUT IgarapéUT IbiritermoUT IbiritermoUT Juiz Fora UT Juiz Fora CandongaCandongaMascarenhasNeves 1Neves 1ItumbiaraSão Simão Barbacena 2Juiz Fora 1LafaieteÁguaVermelhaPorto ColômbiaFurnasMarimbondoVolta Grande Montes Claros 2Várzea Palma 1Três MariasMascarenhasMoraesIpatinga 1Mesquita Itabira 2Itabira 2G. Valadares 2Nova PonteGuilman AmorimItutinga (Fu)São Gonçalo Pará Conselheiro PenaItutingaPoços Caldas PimentaPimentaJaguaraItajubá 3Cachoeira PaulistaSão Gotardo 2 Taquaril MonlevadeLCBarreto Barreiro 1Barreiro 1PortoEstrelaVespasiano 2Bom Despacho 3ItutingaVitóriaVitóriaEmborcaçãoSamambaia LEGENDA5OO kV345 kV23OkVUSINAS CEMIGUSINAS OUTRAS CONCESSIONÁRIASSUBESTAÇÕES CEMIGSE’S OUTRAS CONCES.LEGENDA5OO 6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESSManagementof thegridwithcompetenceandresultsPlants -CEMIGPlants –of other concession holdersSubstations -CEMIG-Other conc. holders’KEY

30

•32 substations•15,393 MVA installed•60 transmission lines (230 to 500 kV)•4,892 km of transmission linesComponents of theCemigBasic Grid6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

31

•230 kV: 751 km (21lines)•345 kV: 1976 km (22lines)•500 kV: 2165 km (17lines)Transmission Lines6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

32

6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

Transformer availability indicator


100.00
90.00
80.00
96.92
95.14
96.53
98.39
98.07
BETTER
2002
2003
2004
2005
até mar/06

- Better performance

To March 2006

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CEMIG A Melhor Energia do Brasil

6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

Transmission line availability indicator


100.00
90.00
80.00
99.96
99.31
99.67
99.94
99.94
2002
2003
2004
2005
To March 2006
BETTER

➢ **Better performance**

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CEMIG

6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

Transmission achievements, 2005
Operational management

- **Integration of the Barão de Cocais 3 Substation, Brucutu (CVRD).**
- **Zinc oxide lightning conductors on the 230kV, Ipatinga-Guilman Amorim transmission line (a pioneering experiment in Brazil).**
- **Modernization of the protection system of the Jaguara 500 kV Substation.**

Cemig-Apimec
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CEMIG

 Certification inCemig’sEnvironmental Management System (SGA), Level 1, in the South-eastern and Eastern Regional Centers by the Certification Agency BVQI; Operational efficiency in re-establishing service after large-scale events in the electricity system.Transmission achievements, 2005Action6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION BUSINESS

36

6. OPERATIONAL MANAGEMENT OF THE TRANMISSION BUSINESS

Addition of value

- Increase in Cemig's total Brazilian transmission market share from 4% to 5.7%, with acquisition of the holdings of Schahin in electricity companies.
- Implementation and operational startup of the 345 kV Irapé–Montes Claros Transmission Line.
- Automation and monitoring of facilities. SINOCON project.
- Modernization of the System's Operations Center – COS.

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CEMIG A Melhor Energia do Brasil

Capital expenditure with economic viabilityReforms and improvementsR$ 80.7 million•Strengthening the transmission system: R$ 58.92 million. •Re-equipping two 230kV Transmission Lines: R$ 2.7 million.•SINOCON Project: R$ 6 million.•Reforms and improvements: R$ 9.3 million.•COS modernization: R$ 3.8 million –2001 to 2007; Guaranteeing efficiency of the operation, return on capital and improvement in profit.6. OPERATIONAL MANAGEMENT OF THE TRANSMISSION SYSTEM

38

7. PERFORMANCE


Environment
Attitudes renewed by new beliefs
Vision and principles
Awareness and sensitivity
Profiles and capacities
Processes (structure)
Theories and methods
RESULTS

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INDICATOR CEMIG Geração e Transmissão FURNAS COPEL Geração e Transmissão CHESF TRACTEBELEscelsa Net operational revenue R$ million 1,964 5,053 1,4753,2982,599 Operational costsand expenses R$ million 1,153 4,028 861 1,849 1,390 1,046 Operational index (Total Costs/ Net operational revenue) 58.72% 79.72% 58.37%56.06%53.47%85.53% Ebitda Margin 50.52% 30.32% 51.05%59.40%54.5%19.9% 1,223 7.PERFORMANCE

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Adding value for stockholders Energy-that...generates excellence andtransmitsconfidence!8. CONCLUSION

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CEMIGGERAÇÃO E TRANSMISSÃO S.A.Elmar de Oliveira SantanaChief Generation and Transmission OfficerBelo Horizonte, May29, 2006

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www.cemig.com.br

11º ENCONTRO ANUAL
Cemig-Apimec

A Melhor Energia do Brasil.

Corporate Risk Management

Cristiano Correa de Barros
Corporate Finance Management Office
Presenter: Jorge Luiz Carvalho Brandão

Belo Horizonte, May 2006

MANAGEMENT OF RISK IN THE CORPORATE CONTEXT


Corporate governance
Sarbanes-Oxley
Strategic planning
Risk management
Budget prioritization
Insurance
Energy
Internal audit

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CEMIG A Melhor Energia do Brasil

RELATIONSHIP WITH CORPORATE GOVERNANCE Transparency Giving of account Equity between the different classes of ownersManagement of risks contributes by minimizing threats such as fraud, conflict of interest, strategic errors, use of confidential information, etc.

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RELATIONSHIP WITH INTERNAL CONTROLS AND COMPLIANCE

COSO I(*) Internal Controls Model


Operations
Financial reports
Compliance
Control environment
Assessment of risks
Control activities
Information and communication
Monitoring
Unit A
Unit B
Activity 1
Activity 2

Objectives:

- Efficiency and efficacy of operations
- Reliability of the information systems
- Compliance with legal and regulatory aspects

(*) *Committee Of Sponsoring Organizations of the Treadway Commission*

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CEMIG A Melhor Energia do Brasil

RELATIONSHIP WITH OTHER CYCLES OF INTERNAL MANAGEMENT



Minimize uncertainties and threats, maximize opportunities
Strategic planning
Corporate governance
Sarbanes-Oxley
Manage capital allocation more effectively
Budget prioritization
Risk management
Insurance
Energy
Internal Audit
Reduce expenses on contracting insurance
Operate in ACR and ACL
Direct activities to the environment of more critical risks

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THE VIEW OF OTHER AGENTSInvestorsRating agenciesCreditorsTheregulatorRISK MANAGEMENT•SignificantandgrowingEbitda•Leverage•Coverageofdebtservice•Futuresmarket•Legal limitations•Comply with debt servicing•Finance operations•Finance investments•Raise third party funds•Clear and stable rules•Impact on other views

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Methodology used by Cemig

- Value chain
  Macro-processes, and processes
- Objectives of the business
- Risks
- Controls
- Assessment of the risks
- Key risk indicators
- Treatment
- Action plan



OBJECTIVES
ALIGNMENT
RISK
CONTROLS/PROCESSES

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CEMIG A Melhor Energia do Brasil

CORPORATE RISKS MAPINTERVALSTOTALSFINANCIAL EXPOSUREINTERVALSINTANGIBLE IMPACT

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STRUCTURE OF CEMIG’S CORPORATE RISK MANAGEMENTBoardofDPRPresidênciaDiretoria ExecutivaGeneral Meeting of StockholdersAuditBoardDGEDiretoria de GestãoEmpresarialDPCDiretoria de Planej.Projetos e ConstruçõesDGTDiretoria de Geraçãoe TransmissãoDVPVice-PresidênciaDDCDiretoria de Distribuiçãoe ComercializaçãoDFNDiretoria de Finançase ParticipaçõesDPRPresidênciaDiretoria ExecutivaDGEDiretoria ParticipaçõesDirectorsPresident’sOfficeExecutiveOfficersFiDGEDiretoria Participações-RiskmanagementCemig structureRelatedcommitteesDGEDiretoria de GestãoEmpresarialDPCDiretoria de PlanejProjetos e ConstruçõesDGTDiretoria de Geraçãoe TransmissãoDVPVice-PresidênciaDDCDiretoria de Distribuiçãoe ComercializaçãoDFNDiretoria de Finançase ParticipaçõesDGEDiretoria ParticipaçõesCorporateRiskManagementCommitteeProcessRiskManagerCorporate risk managementnucleusgroupRiskmanagersof macro-processes, andprocessesMacro-processRiskManagers-DFNCommittees: Insurable risks, strategic planning, prioritization of budget, credit, financial risk, energy risk management

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Existingcommittees..•Corporate Risk Management Committee •Energy Risk Management Committee •Strategic Planning Committee•Budget Prioritization Committee•Insurable Risks Management Committee•Credit Committee•Financial Risk Management Committee•Information Security Committee

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Structure of Cemig's Corporate Risk Management

Risk appetite positioning

The strategic decisions

Delegation of decision scope

Quality of information

Consolidation of results

Assessment of risks

Board of Directors

Executive Officers

Corporate Risk Management Committee

Corporate Risk Management Nucleus Group

Macro-process Risk Manager

Process Risk Manager

Supervision of Corporate Risk Department

Strategic environment of Corporate Risk Department

Tactical environment of Corporate Risk Department

Operational environment of Corporate Risk Department

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CEMIG A Melhor Energia do Brasil

Corporate Risk Management SystemCemig hasputin placeitsSGIR (IntegratedRiskManagementSystem) application

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Understanding the integration of Corporate Risk Management with the BSC



Mission
Why we exist
Values
What is important for us
Vision
What we want to be
Strategy
Our game plan or flight plan
Strategic map
Reflects the strategy in operational terms
Balanced Scorecard (BSC)
Management tool which translates our strategy, through...
Targets and initiatives
What we need to do
Personal objectives
What I need to do
Strategic results
Satisfied stockholders
Clients enchanted
Efficient and effective processes
Motivated employees
Strategic objectives
Performance indicators
Targets
Macro-processes and processes
SCOPE OF RISK MANAGEMENT
Identify
Analyze
Assess
Treat
RISKS
that can prevent meeting of objectives
KEY RISK INDICATOR

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CEMIG A Melhor Energia do Brasil

CORPORATE RISK MANAGEMENT – THE PROCESS

1st stage	2nd stage	3rd stage	4th stage	5th stage
6 months	12 months	2 years	3 years	4 years
Start	**Make aware**	**Monitor**	**Quantify**	**Integrate**
• Internal controls • AI • Building culture	• Architecture • Models and qualitative tool • Level of exposure	• Clear vision and targets • Exclusive team • Active risk committee • Periodic review • Communication to top management • Targets for improvement	• Model and quantitative tool • Performance indicators	• Articulated tool • Predictive analysis indicators • Automatic management of oscillations in risk indicators

Cemig-Apimec

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Use of CF@R

Cash flow at risk model

Internal model: Reflects the company's business

Business projections → Cash flow mapping → Consolidation of flows by risk factor

External model: Reflects future economic-financial scenarios

Market data → Simulation of scenarios → Historic and projected variations

General model: reflects the impact of market risks on the company



95%
Expected
CFaR
14%
12%
10%
8%
6%
4%
2%
0%
Probability
90
442
795
1.148
1.500
1.853
2.205
2.558
2.910
3.263
Cash flow (R$MM)

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CEMIG A Melhor Energia do Brasil

Conclusion•Minimize threats•Maximize opportunities•CreatevalueWe will turn risk into a competitive advantage

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Cristiano Correa de BarrosCorporateFinanceManagementOfficePresenter: Jorge Luiz Carvalho BrandãoBelo Horizonte, May2006Management of Corporate Risks

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS—CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: July 7, 2006